SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No  ☒

QUARTERLY REPORT

(From January 1, 2022 to September 30, 2022)

THIS IS A TRANSLATION OF THE SEMI-ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “Q1~Q3” OF A FISCAL YEAR ARE REFERENCES TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30 OF SUCH FISCAL YEAR. REFERENCES TO “~~W~~” OR “KRW” ARE REFERENCES TO THE KOREAN WON.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

(1)	Corporate bonds (Domestic)(1)

Subject instrument	Month of rating	Credit rating	Rating agency (Rating range)
Corporate bonds	February 2020	A+	NICE Information Service Co., Ltd. (AAA ~ D)
June 2020
May 2021
February 2022
June 2022
	February 2020	A+	Korea Investors Service, Inc. (AAA ~ D)
June 2020
March 2021
August 2021
February 2022
June 2022
August 2022
	February 2020	A+	Korea Ratings Corporation (AAA ~ D)
May 2020
April 2021
September 2021
June 2022

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

C.	Capitalization

(1)	Change in capital stock (as of September 30, 2022)

There were no changes to our issued capital stock during the reporting period ended September 30, 2022.

(2)	Convertible bonds (as of September 30, 2022)

Description	Issue Date	Maturity Date	Issue Amount (in Won)	Class of Shares Subject to Conversion	Conversion Period	Conditions for Conversion				Outstanding Bonds			Notes
						Conversion Ratio	Conversion Price			Issue Amount (in Won)		Number of Shares subject to conversion
Unsecured Foreign Convertible Bonds No. 3	Aug. 22, 2019	Aug. 22, 2024	813,426,670,000(1)	Registered Common Shares	Aug. 23, 2020 ~ Aug. 12, 2024	100%	~~W~~	19,165	(2)	24,599,120,000	(3)(4)	1,283,543	Listed on Singapore Stock Exchange

Total	—	—	813,426,670,000	—	—	100%	~~W~~	19,165		24,599,120,000		1,283,543	—

(1)

The issue amount for Unsecured Foreign Convertible Bonds No. 3 is calculated based on the application of the mid-point of the relevant Won-US dollar exchange rates as of noon, July 30, 2019 (Korea Standard Time) quoted on Bloomberg, which was ~~W~~1,182.65 per U.S. dollar, to the actual issue amount of USD 687,800,000.

(2)	Pursuant to the resolution on cash dividends on March 23, 2022, the conversion price has been adjusted from ~~W~~19,845 to ~~W~~19,165.

(3)	Pursuant to the noteholders’ exercise of the put option, we repaid an aggregate amount of USD 667,000,000 on August 22, 2022.

(4)	We notified the exercise of our call option to the noteholders on September 21, 2022, and the entire remaining outstanding issue amount of USD 20,800,000 was repaid on October 24, 2022.

D.	Voting rights (as of September 30, 2022)

(Unit: share)
Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—

Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700

	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2022 Q1~Q3	2021	2020
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		(1,174,075)	1,186,182	(94,853)
Earnings (loss) per share (Won)(2)		(3,281)	3,315	(265)

Total cash dividend amount for the period (million Won)		—	232,580	—

Total stock dividend amount for the period (million Won)		—	—	—

Cash dividend payout ratio (%)(3)		—	19.61	—
Cash dividend yield (%)(4)	Common shares	—	2.82	—
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	650	—
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(4)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

Historical dividend information

Number of consecutive years of dividends		Average Dividend Yield
Interim dividends	Annual dividends	Last 3 years	Last 5 years
—	1	0.94	0.90

(1)	Pursuant to the approval at the general meeting of shareholders, we distributed cash dividends for the fiscal year 2021.
(2)

The average dividend yield is calculated using the simple arithmetic average method, including the fiscal years in which no dividend was paid (no dividends were paid with respect to fiscal years 2018, 2019 and 2020).

F.	Matters relating to Articles of Incorporation

Our current articles of incorporation were amended as of March 23, 2022 at the annual general meeting of shareholders.

Articles to be Amended	Description of Amendments
Revision of Article 37-2 (Composition of Audit Committee)	To enhance the independence of the audit committee and strengthen its internal monitoring function by requiring the committee to consist of four outside directors (from three outside directors).

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of products that apply display technologies such as OLED and TFT-LCD. Sorting by major sales product category, television, IT products and mobile and other products accounted for 27%, 46% and 27% of our total sales, respectively, in the three quarters of 2022. Our customers primarily consist of global set makers, and our top ten customers comprised 85% of our total sales revenue in the three quarters of 2022. As a company focused on exports, our overseas sales accounted for approximately 97% of our total sales in the three quarters of 2022. We provide close local support through our overseas sales subsidiaries located in the United States, Germany, Japan, Taiwan, China and Singapore.

We operate key production facilities in Korea, China and Vietnam, and our production capacity is approximately 6.6 million glass sheets per year, as converted into eighth-generation sheets (2200x2500mm). In order to expand our production capacity of differentiated and competitive products such as OLED panels, our total capital expenditures on a cash out basis was around ~~W~~3.2 trillion in 2021, and we plan to make investments within our depreciation and amortization costs in 2022 while focusing on enhancing our business structure and preparing for the future. The major raw materials for display panel production include glass, semiconductors, polarizers, organic matter, backlight units (“BLU”) and printed circuit boards (“PCB”), and the prices of major raw materials may fluctuate as a result of supply and demand in the market as well as changes in our purchase quantity.

As securing production capacity through large scale investments in the display industry requires a long period of time, panel prices may fluctuate due to the imbalance between the increase in production capacity and growth in demand. The sales performance of industry players is differentiated by not only the production capacity of each company but also other competitive differences arising from factors including technology, product development capability, manufacturing efficiency, quality control and customer relationships, along with the price differentiation incorporating such factors. In addition, given the high proportion of our sales overseas, our sales of display panels are denominated mainly in U.S. dollars whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Accordingly, our profit margins may be affected by changes in the exchange rates between the currencies. We strive to minimize the risk relating to foreign currency denominated assets, liabilities and operating cash flow due to exchange rate fluctuations.

Our research and development expenses represent approximately 10% of our sales, and we are continually creating customer value through systematic R&D activities for new products and technologies. Leveraging our competitive R&D activities, we are leading the display market by providing differentiated values in display panel products utilizing our OLED and TFT-LCD technologies for various uses including television, IT and mobile products, as well as automobiles and industrial uses.

Consolidated operating results highlights

	(Unit: In billions of Won)
	2022 Q1~Q3	2021	2020
Sales Revenue	18,850	29,878	24,262
Gross Profit	1,144	5,305	2,635
Operating Profit (loss)	(1,209)	2,231	(36)
Total Assets	40,134	38,155	35,066
Total Liabilities	25,850	23,392	22,335

B.	Industry

(1)	Industry characteristics

•	From the supply perspective, the display panel industry is technology- and capital-intensive in nature and requires mass production through achieving an economy of scale.

•

From the demand perspective, the display panel industry tends to demonstrate a high level of volatility depending on the global macroeconomic conditions, major regional sales events and/or seasonal factors.

•

Despite an increased risk of reduced confidence of investors and decreased consumption of display products due to the gradual transition towards living with COVID-19 and increasing uncertainty in the global macroenvironment, the high-end product market has been structurally expanding to meet changes in consumer lifestyle and specific needs of the consumers.

•

In the market for television display panels, demand for high-end products is expected to sustain in light of continued consumer preference for high-resolution panels and customized products. We also anticipate a gradual growth in the market for higher value-added product segments such as display panels for commercial uses.

•

In the market for traditional IT products such as laptops and desktop monitors, demand for new offerings such as gaming products and portable products is expected to be maintained in a stable manner due to sustained lifestyle changes, including partially remote work arrangements and education, as well as the continually expanding demand for digital content production and consumption.

•

The market for products using plastic OLED products that offer superior performance through design flexibility, low-power consumption and high resolution is growing due to increased use of smartphones for mobile contents and gaming purposes with the development of 5G communication infrastructure.

(2)	Growth Potential

•

We are strengthening our business base with a focus on customer value and developing new markets under our strategic plan to transition our business to center around OLED, which has a strong future growth potential. With respect to large-sized display panels, we are focusing on securing OLED dominance in the market through differentiated products such as “OLED.EX”, “Cinematic Sound” OLED and “Wallpaper” display panels while leading the expansion into new business areas, such as transparent OLED display panels and gaming display panels. In the small-sized display panel business, we are further expanding our production capacity by securing stable operating capabilities for 6th generation plastic OLED smartphone displays while continuing to grow our small- and medium-sized OLED business in other product lines, including automotive display panels. Furthermore, in the medium-sized display panel business, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies.

(3)	Cyclicality

•

The display panel business is characterized by being highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. Competition in the TFT-LCD sector is intensifying amid active investments in new fabrication facilities led by Chinese panel manufacturers and their expanding level of dominance in the sector. In response, Korean panel manufacturers are continuing their efforts to maintain their market leadership and differentiate themselves by transitioning their business focus to OLED products and upgrading their TFT-LCD businesses.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, etc.

d.	China: BOE, CSOT, CEC Panda, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2022 Q1~Q3	2021	2020
Panels for Televisions(1)(2)	24.7%	21.7%	21.6%
Panels for IT Products(1)	19.2%	19.0%	21.2%

Total(1)	21.1%	19.9%	21.4%

(1)	Source: Large Area Display Market Tracker (OMDIA). Data for 2022 Q1~Q3 are based on OMDIA’s estimates, as actual results for 2022 Q3 have not yet been made available.
(2)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including the development of new and premium products through technological advances, timely investments based on visibility of profitability, adaptable product portfolio and flexible fabrication mix, achievement of competitive production costs through enhancing productivity and managing supply costs of components and raw materials, our relationship with customers, success in marketing to our end-brand customers, general economic and industry conditions and foreign exchange rates.

•

In order for us to compete effectively, it is critical to offer differentiated products that enable us to secure profit margins even during times of a mismatch in the market supply and demand, to be price- and cost-competitive and to maintain stable relationships with customers.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. As such, it is important to build a sustained relationship with such customers.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with WOLED/POLED, IPS, Oxide, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED panels for televisions in January 2013, we have shown that we are technologically a step ahead of the competition by continuing to enhance the performance of our WOLED products and to offer differentiated large-sized OLED products such as our “Transparent,” “Cinematic Sound,” “Bendable,” “Rollable” and “Gaming” large-sized OLED. Moreover, we have continually introduced differentiated plastic OLED products for smartphones, automotive products, wearable devices and foldable notebook computers, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS, Oxide and LTPS technology-based ultra-large and ultra-high definition (“Ultra HD” or “UHD”) television panels, desktop and notebook monitors featuring high resolutions, differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.

•	Moreover, we are maintaining and strengthening close long-term relationships with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities in response to the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

D.	Customer-oriented marketing activities

Through engaging in detailed analysis and acquiring insight on the market and industry conditions, technology, products and end-user consumers, we seek to provide differentiated values that are customer- and consumer-friendly. In addition, we engage in activities that are geared to proactively identify and offer meaningful benefits to customers and consumers. As a result, we are continually developing products that provide differentiated values using our differentiated technologies. At the same time, we strive to create new markets and mutually benefit our business and our customers by obtaining customer trust and satisfaction through our customer- and consumer-oriented marketing activities.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

					2022 Q1~Q3
Business area	Sales type	Items (By product)	Usage	Major trademark	Sales Revenue(1)	Percentages (%)
Display	Goods/Products/Services/ Other sales	Televisions	Panels for televisions	LG Display	5,165	27.2%
		IT products	Panels for monitors, notebook computers and tablets	LG Display	8,719	45.9%
		Mobile, etc.	Panels for smartphones, etc.	LG Display	5,119	26.9%

Total					19,003	100.0%

(1)	Sales revenues exclude loss related to currency forward instruments in the amount of ~~W~~152,656 million for currency risk management.

B.	Average selling price trend of major products

The average selling prices of display panels are subject to change based on market conditions and demand by product category. The average selling price of display panels per square meter of net display area shipped in the third quarter of 2022 increased by approximately 19% compared to the second quarter of 2022 due to increases in the proportions of plastic OLED smartphone products and wearable devices. The average selling prices of display panels per square meter of net display area may continually fluctuate in the future due to changes in market conditions.

(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2022 Q3	675
2022 Q2	566
2022 Q1	660
2021 Q4	806
2021 Q3	750
2021 Q2	703
2021 Q1	736
2020 Q4	790
2020 Q3	706
2020 Q2	654
2020 Q1	567

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C. Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

			(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
Display	Raw materials	PCB	Display panel manufacturing	1,923	19.0%	Youngpoong Electronics Co., Ltd., etc.
		Polarizers		1,565	15.4%	LG Chem, etc.
		BLU		1,155	11.4%	Heesung Electronics LTD., etc.
		Glass		559	5.5%	Paju Electric Glass Co., Ltd., etc.
		Drive IC		1,294	12.8%	LX Semicon, etc.
		Others		3,648	36.0%	—

Total				10,144	100.0%

- Period: January 1, 2022 ~ September 30, 2022.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.
(2)	Among our major suppliers, Paju Electric Glass Co., Ltd. is our affiliate, LG Chem is a member company of the LG Group and LX Semicon is an affiliate of LX Holdings Corp.

•

The average price of electrolytic galvanized iron, which is the main raw material for BLU components, decreased by 28.0% in the third quarter of 2022 compared to the third quarter of 2021. The market price has shown a downward trend due to reduced demand and increased inventories in the home electronics market as well as a decrease in the prices of raw materials (iron ore, cokes, etc.). However, the market price may potentially increase in the future due to the deteriorating profitability of cold-rolled plating companies and prospects of a recovery in the Chinese automobile market.

•

The average price of polymethyl methacrylate decreased by 1.0% in the third quarter of 2022 compared to the third quarter of 2021. There has been a downward trend in the market price and increased inventories due to reduced demand in light of an economic downturn.

•

The average price of copper, the main raw material for PCB components, decreased by 17.4% in the third quarter of 2022 compared to the third quarter of 2021. The market price has shown a downward trend since May 2022 in light of a deteriorating global economic outlook and reduced demand.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2022 Q1~Q3(1)	2021(1)	2020(1)
Display	Display panel	Gumi, Paju, Guangzhou	6,638	9,230	8,589

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2022 Q1~Q3(1)	2021(1)	2020(1)
Display	Display panel	Gumi, Paju, Guangzhou	5,249	8,124	6,815

(1)	Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.

B.	Production performance and utilization ratio

		(Unit: Hours, except percentages)
Production facilities	Available working hours in 2022 Q1~Q3	Actual working hours in 2022 Q1~Q3	Average utilization ratio
Gumi	5,988(1) (24 hours x 249.5 days)	5,688(1) (24 hours x 237 days)	95.0%
Paju	6,552(1) (24 hours x 273 days)	6,490(1) (24 hours x 270.4 days)	99.0%
Guangzhou	6,552(1) (24 hours x 273 days)	6,552(1) (24 hours x 273 days)	100.0%

(1)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2021, our total capital expenditures on a cash out basis was around ~~W~~3.2 trillion. In 2022, we expect to make investments within the level of our depreciation and amortization costs and estimate that our total capital expenditures will increase compared to 2021.

5.	Sales

A.	Sales performance

				(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2022 Q1~Q3(2)	2021	2020
Display	Products	Display panel	Overseas(1)	18,456	29,204	23,312
			Korea(1)	512	621	905
			Total	18,968	29,825	24,217
	Royalty	LCD, OLED technology patent	Overseas(1)	10	14	14
			Korea(1)	0	0	0
			Total	10	14	14
	Others	Raw materials, components, etc.	Overseas(1)	18	27	24
			Korea(1)	8	12	7
			Total	26	39	31
	Total		Overseas(1)	18,483	29,245	23,350
			Korea(1)	520	633	912
			Total	19,003	29,878	24,262

(1)	Based on ship-to-party.
(2)	Sales excluding loss related to currency forward instruments in the amount of ~~W~~152.7 billion for currency risk management.

B.	Sales organization and sales route

•	As of September 30, 2022, each of our television, IT and mobile businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

2) LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales performance	Sales route	Ratio
Overseas	Overseas subsidiaries	95.4%
	Headquarters	4.6%
Overseas sales portion (overseas sales / total sales)		97.3%
Korea	Overseas subsidiaries	18.7%
	Headquarters	81.3%
Korea sales portion (Korea sales / total sales)		2.7%

C.	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand.

D.	Sales strategy

•

With respect to television products, we are leading the premium television market with our OLED televisions and working towards strengthening our business portfolio and reinforcing consumer values through new businesses such as gaming and transparent products. We are also securing business stability in the LCD market with products that are commercially differentiated while mainly targeting global customers.

•

With respect to IT products, we are securing stable sales by having major global personal computer and home electronics manufacturers as our primary customer base, and we are also continually strengthening the sales of high-resolution, IPS, narrow bezel and other high-end display panels for monitors, notebook computers and tablets.

•

With respect to smartphones, commercial products (including interactive whiteboards and video wall displays, among others), industrial products (including aviation and medical equipment, among others) and automobile display products, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, high-reliability, Super Narrow bezel, in-TOUCH and other technologies.

E.	Major customers

•

Customers “A,” “B” and “C” each accounted for more than 10% of our sales revenue in the three quarters of 2022, and customers “A” and “B” each accounted for more than 10% of our sales revenue in the three quarters of 2021. Our sales revenue derived from our top ten customers comprised 85% of our total sales revenue in the three quarters of 2021 and 85% in the three quarters of 2022.

6.	Purchase Orders

•	We do not have purchase order contracts that recognize unbilled revenue by implementing the cost-based method.

7.	Risk Management and Derivative Contracts

A.	Risk management

(1)	Major market risks

Our business is exposed to credit risk, liquidity risk and market risk. Accordingly, we operate a risk management system that identifies and analyzes these risks while monitoring and managing risk level by establishing appropriate risk controls in order to ensure that such risks do not exceed certain threshold levels.

Market risk refers to the risk that income from the financial instruments that we hold or the fair value of such financial instruments will fluctuate due to fluctuations in market prices, such as exchange rates, interest rates and prices of equity securities. The objective of our market risk management system is to manage and control our exposure to market risk within an acceptable level while optimizing our profit levels.

(2)	Risk management method

As the average selling prices of OLED and TFT-LCD panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures.

In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by adopting a policy of maintaining our net exposure risk within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances in the inflow and outflow of foreign currency funds. We also continually monitor our currency position and risk for other monetary assets and liabilities denominated in foreign currencies, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts. Furthermore, we have adopted a policy aimed at minimizing uncertainty and financial costs arising from interest rate fluctuations and manage our interest rate risk through periodic monitoring of interest rate trends and adoption of appropriate countermeasures.

B.	Derivative contracts

(1)	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Chinese Yuan and the Japanese Yen.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

As of the end of the reporting period, we have entered into a forward currency contract with a short U.S. dollar position in order to hedge the risk of fluctuations in future cash flows resulting from exchange rate fluctuations in expected export transactions. In the valuation gains and losses of derivative contracts to which we apply cash flow hedge accounting, there is no ineffective portion, and the valuation loss of the effective portion was Won 104,656 million (contracted amount: $600 million, contracted exchange rate: Won 1,212.3 ~ 1,293.4), which is reflected as part of our accumulated other comprehensive income. In addition, in relation to cash flow hedging, the maximum expected period of exposure to cash flow fluctuation risk due to the expected transaction to be hedged is three months from the end of this reporting period. The amount transferred from other components of equity to profit or loss (product revenue) during the reporting period due to the realization of the anticipated export transaction was Won 152,656 million.

•

As of the end of the reporting period, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of $2,525 million in Won/US dollar cross currency swap agreements with Standard Chartered Bank and others, for which we have not applied hedge accounting.

•

Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred.

•	We recognized a net gain on valuation of derivative instruments in the amount of ~~W~~588 billion with respect to our foreign exchange derivative instruments held during the reporting period.

(2)	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•

As of the end of the reporting period, we entered into an aggregate face value of US$1,625 million (equivalent to Won 2,331.6 billion) in cross-currency interest swap agreements with Hana Bank and others, and an aggregate of ~~W~~480 billion in interest rate swap agreements with KB Kookmin Bank and others, for which we have not applied hedge accounting. We recognized a net gain on valuation of derivative instruments in the amount of ~~W~~13 billion with respect to our interest rate derivative instruments held during the reporting period.

•

A fundamental transition in benchmark reference rates is taking place globally and some interbank lending rates (“IBORs”) are becoming replaced with new risk-free benchmark rates. In particular, in the case of London Interbank Offered Rate (“LIBOR”), with the exception of overnight, 1-month, 3-month, 6-month and 12-month USD LIBOR rates, all rates have been ceased as of December 31, 2021. The aforementioned five USD LIBOR rates will also cease to exist as of June 30, 2023. While none of our financial instruments currently outstanding are tied to LIBOR rates that have been ceased to date, we plan to replace our existing financial instruments tied to LIBOR rates with the Secured Overnight Financing Rate (“SOFR”). In addition, while Korea Overnight Financing Repo Rate (“KOFR”) was selected as the benchmark reference rate for domestic certificate of deposit interest rates as part of the benchmark reference rate reform, we are not planning to adopt KOFR, as certificate of deposit interest rates are not scheduled to be ceased. Following the transition away from the LIBOR, we are exposed to legal risk associated with amending the contracts for such financial instruments as well as operational risk associated with managing the transition and its impact. We are also exposed to the risk of monitoring the market trend on alternative benchmark reference rates and establishing a risk management strategy accordingly. In order to manage such risks in relation to benchmark reference rate reform, we are assessing the extent to which each contract references IBOR cash flows, whether such contract should be amended and how to manage communication with counterparties on benchmark reference rate transition. Moreover, we have inserted replacement clauses for IBORs that have not yet been converted to alternative benchmark reference rates. However, even if a replacement clause has been inserted, if the interest rate of the financial instrument is still tied to an IBOR, we consider such financial instrument as not yet having been converted. See Note 25 of the notes to our consolidated interim financial statements included elsewhere in this report for further information.

8.	Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing/supply agreement	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2025	Patent licensing of OLED related technology
	Semiconductor Energy Laboratory	January 2021 ~ December 2030	Patent licensing of LCD and OLED related technology

9.	Research & Development (“R&D”)

A.	Summary of R&D-related expenditures

		(Unit: In millions of Won, except percentages)
Items		2022 Q1~Q3	2021	2020
R&D Expenditures (prior to deducting governmental subsidies)		1,852,742	2,127,705	1,740,083
Governmental Subsidies		(616)	(941)	(1,524)

Net R&D-Related Expenditures		1,852,126	2,126,764	1,738,559

Accounting Treatment(1)	R&D Expenses	1,444,417	1,813,876	1,454,072
	Development Cost (Intangible Assets)	407,709	312,888	284,487

R&D-Related Expenditures / Revenue Ratio(2) (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		9.8%	7.1%	7.2%

(1)

For accounting treatment purposes, R&D expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

(2)	Calculated based on the R&D-related expenditures before subtracting government subsidies (state subsidies).

B.	R&D achievements

Achievements in 2020

(1)	Developed the first products in our Guangzhou OLED panel production facility (77” UHD, 48” UHD)

•	Completed the development of the first products in our Guangzhou OLED panel production facility (77” UHD, 48” UHD)

(2)	Developed the world’s first rollable television display product (65” UHD)

•	Introduced a new form factor (from flat to rollable) to the television market

•	Enhanced space utilization through adjusting the display size and ratio based on the purpose of use

(3)	Developed the world’s first 2K zone mini-LED & ultra-slim UHD monitor product

•	Fulfilled customer needs for top quality monitor products and strengthened our market position in the premium market by developing the world’s first differentiated 2K zone product

•	By leveraging early advantage in the underlying mini-LED technology, explored a new revenue source through applying the technology to all IT products

•	Achieved high luminance at HDR 1000 and wide color gamut at 99.8% DCI

Achievements in 2021

(1)	Developed the world’s first bendable OLED television display product (65” UHD)

•	Implemented both flat and bendable forms based on the scene usage and provided diverse form factors to customers

(2)	Developed the world’s first 83” OLED television display product

•	Increased the range of options for customers by developing the new 83” UHD

(3)	Developed the world’s first QHD 240Hz gaming notebook product (15.6”)

•	Developed the world’s first QHD resolution 240Hz high-speed notebook product (obtained panel characteristics through new design and process optimization)

•	Led the QHD high-speed gaming product market

(4)	Developed the world’s first high contrast ratio 2000:1 monitor product (27”, 31.5”)

•	Developed the world’s first IPS contrast ratio 2000:1 monitor product through the development of high contrast nega-LC material (Existing product: posi-LC, 1000:1)

•	Led the high-end display quality product market

(5)	Developed the world’s first 42” OLED television display product

•	Expanded the product segment by developing the new 42” UHD display panel

(6)	Developed our first Auto LCD 750R extreme curvature product (12.66” FHD)

•	Achieved differentiated design by developing LTPS 750R extreme curvature product

Achievements in 2022

(1)	Developed the world’s first 16:18 aspect ratio monitor product (27.6” SDQHD)

•	Developed a 27.6” (21.5”, 21.5”, vertical arrangement) monitor product, which is optimized for multi-tasking amid the increase in working remotely as a result of the COVID-19 pandemic

•	Created a new market through the development of a new aspect ratio (16:18, 2560x2880) product

(2)	Developed our first three-sided “Borderless” notebook panel product (13.4” WU XPS)

•	Led the high-end market by adopting a new, three-sided borderless design applying low power consumption variable refresh rate technology

(3)	Developed the world’s first 97” OLED TV product

•	Developed an extra-large OLED TV product that outperforms competitors’ products both in display quality and in size in the high-end market

•	Strengthened the global trend towards OLED dominance by expanding our extra-large OLED TV product lineup and secured related original technology

(4)	Developed the world’s first Curved 1,900R Black monitor product (34”)

•	Developed the world’s first IPS Black Curved monitor product (contrast ratio 2000:1) by utilizing nega-LC material

•	Led the high-end Curved product market

(5)	Developed our first 12.3” cluster product utilizing VDA 3D technology

•	Utilizing VDA (Viewing Distance Adaption) technology, developed a 12.3” cluster product that applies glassless 3D technology and changes the user’s viewing distance while driving

(6)	Developed the world’s first 12.3” cluster product utilizing DLC technology

•

Utilizing DLC (Double LGP Control) technology, developed a 12.3” cluster product which display is, when positioned in the passenger seat, visually recognizable from the passenger seat but not from the driver’s seat.

10.	Intellectual Property

As of September 30, 2022, our cumulative patent portfolio (including patents that have already expired) included 24,821 patents in Korea and 31,977 patents in other countries. In 2022, we registered 1,721 patents in Korea and 1,637 patents in other countries.

11.	Environmental and Safety Matters

In order to minimize the environmental impact of our business activities, we are actively responding to environmental regulations applicable to our products and business sites.

A.	Business environment management

We have installed and operate various types of prevention facilities to minimize the emission of environmental pollutants generated in our production process. With respect to air and water pollutants, we set and manage our internal standard at 70% of the permitted levels under the regulatory emission standards. In addition, in order to establish a resource circulation system, we operate a proprietary system to monitor waste from its generation to treatment, have developed waste treatment technology and identified suitable recycling companies to reduce the amount of waste we generate and maximize recycling.

We are subject to a variety of environmental laws and regulations, and operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. The primary types of environmental laws applicable to us include the following:

(1)	Environmental pollutant emission regulations: Clean Air Conservation Act, Water Quality Conservation Act, Wastes Control Act, Environmental Impact Assessment Act, etc.

(2)	Greenhouse gas emission management: Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, Act on the Allocation and Trading of Greenhouse Gas Emission Permits, etc.

(3)	Other workplace environment management: Chemicals Control Act, Chemicals Registration and Evaluation Act, Soil Environment Conservation Act, etc.

In addition, as we were designated a target company for the greenhouse gas emission trading system in 2015, we allocate and monitor our greenhouse gas emissions every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a medium- to long-term goal to reduce the emission level by continually investing in facility improvements and monitoring our emission levels.

In accordance with the Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2021 to the Korean government in March 2022 after it was certified by EQA, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

	(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)
Category	2021	2020	2019
Greenhouse gases	4,784	4,748	5,885
Energy	60,927	56,668	62,776

Note: Our greenhouse gas emission and energy usage in 2021 was determined upon assessment by the Ministry of Environment.

The decrease in greenhouse gas emissions in 2020 compared to 2019 was due primarily to the introduction of a reduction facility that decomposes fluorinated greenhouse gases used in our manufacturing process, resulting in an overall decrease in emission levels.

Since we were designated as a target company for the greenhouse gas emission trading system in 2015, we receive greenhouse gas emission allowances from the government and at the same time submit our greenhouse gas emission calculations and specifications to the government every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a mid-term goal to reduce the emission level from 2014 to 2030 by 40% and a medium- to long-term goal to reduce the emission level from 2014 to 2050 by 90%. To achieve this, we are continually investing in facility improvements and monitoring our emission levels.

We are making extensive investments to replace SF6 gas, which is the main component of greenhouse gases, with NF3 gas. In addition, as a short-term strategy, we are actively implementing measures in compliance with the emission trading system. In 2021, we reduced our carbon dioxide greenhouse gas emission levels by 1.71 million tons, and our carbon dioxide greenhouse gas emission level in 2021 was 4.78 million tons, which was 2.95 million tons, or 38%, less than our carbon dioxide greenhouse gas emission levels in 2014 (7.73 million tons).

As our medium- to long-term goal, we are developing and integrating high-efficiency greenhouse gas emission reduction technology (above 95% reduction efficiency level) into our manufacturing process. We are also seeking to develop low-carbon and environment-friendly alternative gas. Moreover, we will continue to accelerate our transition to recyclable energy and develop low-electricity/environment-friendly products.

Through the implementation of an environmental and energy management system, we are continuously making efforts to minimize environmental impact and reduce energy usage in all aspects of our business process. Accordingly, we have acquired and currently operate the environmental management system ISO14001 for all of our domestic and overseas production sites, and we have also obtained energy management system ISO 50001 certifications for our domestic business sites and overseas subsidiaries in Nanjing, Guangzhou, and Yantai in order to build a sustainable management system. In addition, we have established company-wide safety, healthy, energy and environment management policies and manuals, which are regularly updated based on international standards. We also conduct systematic management of our business process in accordance with international standards through annual follow-up and renewal audits.

In recognition of our efforts, we were awarded the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. Since then, we have continued to maintain our excellence in water conservation activities and received Leadership A recognition from 2018 to 2021. In addition, we have also received the Carbon Management Honors Club award from 2017 to 2020 and the Carbon Management Sector Honors every year since 2016 in recognition of our continued greenhouse gas emission reduction activities. Moreover, in recognition of our efforts to improve our recycling rate and reduce waste, we received a citation in 2020 for being a leading resource circulation company from the Minister of Environment.

In addition, in recognition of our efforts toward recycling rate improvement and waste reduction, we were nominated as a leading company with an excellent performance in resource circulation and received a commendation from the Minister of Environment in 2020. Our overseas subsidiary in Yantai earned Platinum Zero Waste to Landfill (“ZWTL”) validation in 2021, and all of our domestic production facilities earned Gold ZWTL validation (above 95% recycling rate), and our overseas subsidiary in Nanjing earned Platinum validation in 2022. In 2022, we introduced a resource recirculation recognition program in accordance with the Korean government’s waste management policy and received circular resource certification on eight types of our discarded trays and vinyl. We will continue our efforts to reinforce our resource circulation program by minimizing waste and maximizing recycling rate.

Moreover, in line with the global trend for environmental, social, and governance (“ESG”) management, we earned Gold rating (which recognizes top 5% companies) in the ESG assessment conducted by global research center EcoVadis. We have continued to pursue ESG management activities based on the spirit of “value creation for consumers” and “human-first management,” and we plan to obtain further recognition for our eco-friendly management and share relevant information with the stakeholders.

B.	Product environment management

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) have been added to the six already restricted substances, which additional restrictions became effective as of July 22, 2019. In order to address the latent risk elements of the four phthalate substances that became restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams.

While Beryllium (Be) has not been designated internationally as a mandatorily restricted substance, it has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In response to the continued strengthening of regulations governing environmentally-regulated substances, we operate our own verification process for such substances in accordance with international standards. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013. In 2017, in a joint effort with the global product testing/accreditation agency SGS, we became the first display panel company to develop Eco Label, an environmentally friendly accreditation program for television display modules, and have since continuously received the SGS Eco Label accreditation for our OLED television models. For the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP). In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction. More recently, in 2021, we received the “Green Technology Certification” from the Korean Ministry of Science and ICT for our advanced incell touch display technology, an eco-friendly technology with touch-sensing electrodes and transmission lines that reduce carbon emissions and the use of rare metals. We also obtained an eco-friendly certification from TUV SUD, a globally recognized accreditation agency, for excellence in resource circulation and non-use of specific hazardous substances in our OLED television and PO mobile models, following our co-development of such certification program with such agency.

C.	Status of sanctions

Date	Sanctioning Authority	Classification of Sanctioning Authority	Target	Description and Relevant Laws	Sanctions Imposed	Implementation Status
May 7, 2020	Daegu Regional Environmental Office	Administrative Agency	Company	- Safety incident on April 17, 2020 - Article 13-1 of the Chemical Control Act	Warning	- Strengthened safety management standards and training
May 25, 2020	Daegu Regional Environmental Office	Administrative Agency	Company	- Safety incident on May 14, 2020 - Article 13-2 of the Chemical Control Act	Fine of ~~W~~1.44 million	- Paid fine - Strengthened safety management standards and training
May 25, 2020	National Institute of Chemical Safety	Administrative Agency	Company	- Failure to conduct safety training on hazardous chemicals - Article 33 of the Chemical Control Act	Fine of ~~W~~1.44 million	- Paid fine - Conducted safety training and established a working process that complies with the safety regulations
June 22, 2020	Daegu Regional Environmental Office	Administrative Agency	Company	- Safety incident on May 14, 2020 - Article 13-2 of the Chemical Control Act	Improvement Order	- Submitted a report of compliance with the improvement order - Strengthened safety management standards and training
November 5, 2020	Goyang Branch of Uijeongbu District Court	Court	Company and one officer (CPO)

-  Safety incident on June 24, 2017 (Fine announcement on November 22, 2018, Ruling confirmation on November 5, 2020)

-  Paragraph 1 of Article 23, Provision 2 of Article 66, and Article 71 of the Industrial Safety and Health Act

					Fine of ~~W~~6 million	- Paid fine - Strengthened safety management standards and training for employees to prevent recurrence
January 26, 2021	Gimcheon Branch of Daegu District Court	Court	Company and two employees (Former Head of Safety and Health Management at Gumi facilities (Incumbent, 22 years of service) and Former Working level staff (Incumbent, 21 years of service))	- Safety incidents on April 17, 2020 and May 14, 2020 - Article 59-1 of the Chemical Control Act	Fine of ~~W~~9 million	- Paid fine - Strengthened safety management standards and training
April 12, 2021	Goyang Branch of Ministry of Employment and Labor	Administrative Agency	Company	- Violation of safety information material posting and education requirements - Provision 1 of Article 114 of the Industrial Safety and Health Act	Fine of ~~W~~122.6 million	- Paid fine - Complied with the corrective orders and submitted a report on the implementation of the corrective order as of October 1, 2021

April 28, 2021	Paju Fire Station	Administrative Agency	Company	- Failure to preserve regular inspection records of firefighting facilities inspection - Provision 1 of Article 18 of the Act on Safety Control of Hazardous Substances	Fine of ~~W~~1.2 million

-  Paid fine

-  Established procedures for conducting regular inspection of dangerous substances according to the inspection checklist and for consulting with administrative agencies in ambiguous situations

April 4, 2022	Han River Basin Environmental Office	Administrative Agency	Company	- Failure to file a subcontract report pertaining to the handling of hazardous chemical materials - Provision 1 of Article 31 of the Chemical Control Act and other applicable law	Fine of ~~W~~2.4 million	- Paid fine - Established procedures for the management of subcontract reporting
April 13, 2022	Goyang Branch of Ministry of Employment and Labor	Administrative Agency	Company	- Delay in reporting a safety incident dated February 12, 2022 - Provision 3 of Article 57 of the Industrial Safety and Health Act and other applicable law	Fine of ~~W~~5.6 million	- Paid fine - Provided a company-wide notice and training regarding standards for immediate reporting of incidents. - Took personnel actions relating to relevant employees
May 16, 2022	Goyang Branch of Uijeongbu District Court	Court	Company and one employee (Executive Director and On-site Safety Manager, Incumbent, 23 years of service)

-  Deficiencies spotted during a regular inspection of facility (from March 29 to April 2, 2021) following industrial accident at the site

-  Article 173-2, Article 168-1, Paragraph 1 or 3 of Article 38, and Paragraph 1 of Article 39 of the Industrial Safety and Health Act

					Fine of ~~W~~10 million	- Paid fine - Strengthened safety management standards and training program

In November 2018, in connection with the occurrence of a safety accident in June 2017, the trial court (Goyang Branch of Uijeongbu District Court) ordered a fine of ~~W~~3.0 million on each of us and our chief production officer on the basis of violation of certain provisions of the Industrial Safety and Health Act, which fines were paid in full after such order was confirmed on November 5, 2020. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

In May 2020, we received a warning from Daegu Regional Environmental Office regarding a safety incident that occurred in April 2020 in violation of Article 13-1 of the Chemical Control Act. In addition, in connection with another safety incident that occurred in May 2020, we were assessed an administrative penalty of ~~W~~1.44 million in May 2020 and an improvement order in June 2020, in each case by Daegu Regional Environmental Office, for a violation of Article 13-2 of the Chemical Control Act. We subsequently paid such fine, and we also submitted a report of compliance with such improvement order in July 2020. Regarding these two incidents, Gimcheon Branch of Daegu District Court issued a summary order to assess fines of ~~W~~3 million on each of us and two of our employees (the former head of safety and health management at our Gumi facilities and a former working level staff), which order was subsequently confirmed. In order to prevent recurrence, we are strengthening our safety management standards and employee training efforts.

In May 2020, we were assessed a fine of ~~W~~1.4 million by the National Institute of Chemical Safety for our failure to conduct safety training on hazardous chemicals in violation of Article 33 of the Chemicals Control Act, which we subsequently paid. In order to prevent recurrence, we conducted safety training on hazardous chemicals for the relevant personnel and newly established a working process that complies with safety regulations.

In January 2021, an incident involving a leakage of tetramethylammonium hydroxide chemicals occurred during refurbishment of equipment at one of our plants in Paju, causing bodily harm to workers. In December 2021, we and one of our employees were prosecuted for violating the Industrial Safety and Health Act and the Chemicals Control Act, and a criminal trial is currently pending at the Goyang Branch of the Uijeongbu District Court. Government authorities are currently investigating the cause of such incident. In light of such incident, we plan to implement measures to fundamentally enhance our safety management standards with an aim to ensure health and safety of all workers at our facilities and maintain public trust, including four key safety management initiatives comprising (i) performing detailed safety diagnosis at all of our facilities, (ii) internalizing major hazardous tasks, (iii) developing dedicated personnel for safety- and environment-related matters and strengthening our support to our service providers, and (iv) strengthening the authority and capability of our safety management organizations.

In January 2021, we were audited by the Ministry of Employment and Labor in connection with the occurrence of a safety accident and found to be in violation of Article 114-1 of the Industrial Safety and Health Act relating to supervisory obligations with respect to the posting of safety information material and employee education. As a result, we were issued a corrective order and assessed a fine of ~~W~~122.6 million, which we subsequently paid. We submitted a report on the implementation of the corrective order as of October 1, 2021.

In April 2021, we were assessed a fine of ~~W~~1.2 million by the Paju Fire Station for failure to preserve regular inspection records of firefighting facilities related to the joint fire inspection by Gyeong-gi-Province Fire and Disaster Headquarters in violation of Article 18-1 of the Act on Safety Control of Hazardous Substances, which we subsequently paid. As a result, we have been conducting regular inspections of dangerous substances according to the inspection checklist related to this, and have taken measures to consult with relevant administrative agencies to the extent there are any ambiguous regulations related to performing inspections in order to prevent any legal issues.

On March 3, 2022, an accident occurred at our contracted construction site in Paju, resulting in injuries of four LS Cable & System workers. Authorities are currently investigating the exact cause of the accident and we plan to actively cooperate with the investigation of related organizations to determine the cause.

In April 2022, the Han River Basin Environmental Office ordered a fine of ~~W~~2.4 million on us for a violation of Provision 1 of Article 31 of the Chemical Control Act and other applicable law. We paid the fine and established procedures to manage scheduling and documentation and guarantee timely subcontract declaration that follows regulations by the department in charge.

In April 2022, following a relevant department’s delay in reporting an industrial accident (dated February 12, 2022) to the company by over a month, we were assessed a fine of ~~W~~5.6 million for a violation of Provision 3 of Article 57 of the Industrial Safety and Health Act and other applicable law. We paid the fine and provided a company-wide notice and training to promote immediate reporting upon the occurrence of similar incidents and to prevent such delays in the future. We also took personnel actions relating to relevant employees.

In May 2022, after a regular facility inspection following an industrial accident at the site, the trial court (Goyang Branch of Uijeongbu District Court) ordered a fine of ~~W~~5 million on each of us and one employee (Executive Director and On-site Safety Manager, Incumbent, 23 years of service) for a violation of certain provisions of the Industrial Safety and Health Act. We are strengthening our safety management standards and employee training program to prevent industrial accidents.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS).

	(Unit: In millions of Won)
Description	As of September 30, 2022	As of December 31, 2021	As of December 31, 2020(1)
Current assets	11,778,600	13,187,067	11,099,470
Quick assets	7,261,283	9,836,692	8,928,814
Inventories	4,517,317	3,350,375	2,170,656
Non-current assets	28,355,350	24,967,448	23,966,542
Investments in equity accounted investees	106,533	126,719	114,551
Property, plant and equipment, net	22,778,871	20,558,446	20,139,703
Intangible assets	1,850,732	1,644,898	1,020,088
Other non-current assets	3,619,214	2,637,385	2,692,200
Total assets	40,133,950	38,154,515	35,066,012
Current liabilities	14,962,941	13,994,817	11,006,948
Non-current liabilities	10,887,406	9,397,197	11,327,636
Total liabilities	25,850,347	23,392,014	22,334,584
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	7,278,419	8,541,521	7,518,786
Other equity	1,187,631	537,142	(163,446)
Non-controlling interest	1,777,361	1,643,646	1,335,896
Total equity	14,283,603	14,762,501	12,731,428

(Unit: In millions of Won, except for per share data and number of consolidated entities)
Description	For the nine months ended September 30, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020(1)
Revenue	18,850,153	29,878,043	24,261,561
Operating profit (loss)	(1,209,305)	2,230,608	(36,465)
Profit (loss) from continuing operations	(1,101,784)	1,333,544	(76,147)
Profit (loss) for the period	(1,101,784)	1,333,544	(76,147)
Profit (loss) attributable to:
Owners of the Company	(1,174,075)	1,186,182	(94,853)
Non-controlling interest	72,291	147,362	18,706
Basic earnings (loss) per share	(3,281)	3,315	(265)
Diluted earnings (loss) per share	(3,370)	3,130	(265)
Number of consolidated entities	22	22	22

(1)

We have adopted certain amendments to IFRS No. 1016 “Property, Plant and Equipment: Proceeds before Intended Use” beginning January 1, 2021 and retroactively restated our results of operations for the year ended December 31, 2020.

B.	Financial highlights (Based on separate K-IFRS).

	(Unit: In millions of Won)
Description	As of September 30, 2022	As of December 31, 2021	As of December 31, 2020
Current assets	7,541,008	8,566,656	6,948,054
Quick assets	4,699,790	6,435,659	5,529,932
Inventories	2,841,218	2,130,997	1,418,122
Non-current assets	23,941,973	20,911,466	19,757,148
Investments	4,834,908	4,942,729	4,784,828
Property, plant and equipment, net	13,965,198	12,010,858	11,736,673
Intangible assets	1,670,344	1,459,812	887,431
Other non-current assets	3,471,523	2,498,067	2,348,216
Total assets	31,482,981	29,478,122	26,705,202
Current liabilities	16,681,563	13,148,969	10,180,660
Non-current liabilities	6,011,422	5,686,335	6,261,307
Total liabilities	22,692,985	18,835,304	16,441,967
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	4,827,082	6,611,853	6,223,043
Other equity	(77,278)	(9,227)	0
Total equity	8,789,996	10,642,818	10,263,235

	(Unit: In millions of Won, except for per share data)
Description	For the nine months ended September 30, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Revenue	17,703,943	28,364,914	22,799,273
Operating profit (loss)	(2,058,552)	721,931	(812,979)
Profit (loss) from continuing operations	(1,695,712)	552,173	(513,262)
Profit (loss) for the period	(1,695,712)	552,173	(513,262)
Basic earnings (loss) per share	(4,739)	1,543	(1,434)
Diluted earnings (loss) per share	(4,739)	1,540	(1,434)

C.	Consolidated subsidiaries (as of September 30, 2022)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC (1)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd.	Manufacturing and sales	China	70%

(1)	During the reporting period, we invested an additional ~~W~~30,311 million in LG Display Fund I LLC.

D.	Status of equity investments (as of September 30, 2022)

(1)	Consolidated subsidiaries

Company	Capital Stock (in millions)	Date of Incorporation	Equity Interest
LG Display America, Inc.	USD 411	September 1999	100%
LG Display Germany GmbH	EUR 1	October 1999	100%
LG Display Japan Co., Ltd.	JPY 95	October 1999	100%
LG Display Taiwan Co., Ltd.	NTD 116	April 1999	100%
LG Display Nanjing Co., Ltd.	CNY 3,020	July 2002	100%
LG Display Shanghai Co., Ltd.	CNY 4	January 2003	100%
LG Display Guangzhou Co., Ltd.	CNY 1,655	June 2006	100%
LG Display Shenzhen Co., Ltd.	CNY 4	July 2007	100%
LG Display Singapore Pte. Ltd.	USD 1	November 2008	100%
L&T Display Technology (Fujian) Limited	CNY 116	December 2009	51%
LG Display Yantai Co., Ltd.	CNY 1,008	March 2010	100%
Nanumnuri Co., Ltd.	KRW 800	March 2012	100%
LG Display (China) Co., Ltd.	CNY 8,232	December 2012	70%
Unified Innovative Technology, LLC	USD 9	March 2014	100%

Company	Capital Stock (in millions)	Date of Incorporation	Equity Interest
LG Display Guangzhou Trading Co., Ltd.	CNY 1	April 2015	100%
Global OLED Technology LLC	USD 138	December 2009	100%
LG Display Vietnam Haiphong Co., Ltd.	USD 600	May 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY 637	July 2016	100%
LG Display Fund I LLC (1)	USD 69	May 2018	100%
LG Display High-Tech (China) Co., Ltd.	CNY 15,600	July 2018	70%
MMT (Money Market Trust)	—	January 2018	—

(1)	During the reporting period, we invested an additional ~~W~~30,311 million in LG Display Fund I LLC.

(2)	Affiliated companies

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	41,674	January 2005	40%
Wooree E&L Co., Ltd.	~~W~~	12,988	June 2008	13%
YAS Co., Ltd.	~~W~~	28,433	April 2002	15%
Avatec Co., Ltd.	~~W~~	20,188	August 2000	14%
Arctic Sentinel, Inc.		—	June 2008	10%
Cynora GmbH	~~W~~	1	March 2003	11%
Material Science Co., Ltd.	~~W~~	3,249	January 2014	10%
Nanosys Inc.(1)		—	July 2001	—

(1)

As we lost our right to appoint directors of the company due to changes in shareholder rights during the third quarter of 2022, we classified such investment as a financial asset at fair value through profit or loss.

Although our respective share interests in Wooree E&L Co., Ltd., YAS Co., Ltd., Avatec Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd. and Nanosys Inc. are below 20%, we are able to exercise significant influence through our right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

For the nine months ended September 30, 2021 and 2022, the aggregate amount of dividends we received from our affiliated companies was ~~W~~4,068 million and ~~W~~4,461 million, respectively.

13.	Audit Information

A.	Audit service

	(Unit: In millions of Won, hours)
Description	2022 Q3	2021	2020
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,470 (550)(2)	1,470 (550)(2)	1,410 (540)(2)
Time required	9,804	19,039	19,777

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

(Unit: In millions of Won, hours)
Period	Date of contract	Description of service	Period of service	Compensation
2022 Q3	—	—	—	—
2021	—	—	—	—
2020	—	—	—	—

*	Based on direct contracts on a separate basis.

14.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

15.	Board of Directors

A.	Members of the board of directors

As of the date of this report, our board of directors consisted of two non-outside directors, one non-standing director and three outside directors.

(As of the date of this report)
Name(1)(2)(4)	Position	Primary responsibility
James (Hoyoung) Jeong	Representative Director (non-outside), Chief Executive Officer and President	Chairman of board of directors
Sung Hyun Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Beom Jong Ha	Non-standing Director	Related to the overall management
Doocheol Moon	Outside Director	Related to the overall management
Chung Hae Kang	Outside Director	Related to the overall management
Jeongsuk Oh(3)	Outside Director	Related to the overall management

(1)	Donghee Suh, our former chief financial officer, resigned from his position on March 23, 2022.
(2)

Kun Tai Han resigned from his position on March 23, 2022 following the expiration of his term. Beom Jong Ha, Sung Hyun Kim and Chung Hae Kang were newly appointed as a non-standing director, non-outside director, and outside director, respectively, at the annual general meeting of shareholders held on March 23, 2022.

(3)

Chang-Yang Lee resigned from his position on April 8, 2022, and Jeongsuk Oh was appointed as a temporary outside director and member of the Audit Committee by the court on April 26, 2022. Mr. Oh’s term will end at the completion of the 38th regular meeting of shareholders in 2023.

(4)	Byung Ho Lee, a former outside director, has ceased to be a director due to his death on November 7, 2022.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Management Committee, Outside Director Nomination Committee, Audit Committee, ESG Committee and Related Party Transaction Committee.

As of September 30, 2022, the Management Committee consisted of two non-outside directors, James (Hoyoung) Jeong (Chairman) and Sung Hyun Kim.

As of September 30, 2022, the composition of the Outside Director Nomination Committee was as follows.

(As of September 30, 2022)
Committee	Composition	Members
Outside Director Nomination Committee(1)	1 non-standing director and 2 outside directors	Beom Jong Ha, Doocheol Moon and Chung Hae Kang

(1)

Beom Jong Ha, Doocheol Moon and Chung Hae Kang were each appointed as a member of the outside director nomination committee of the board of directors at the board of directors’ meeting on March 23, 2022.

As of the date of this report, the composition of the Audit Committee was as follows.

(As of the date of this report)
Committee	Composition	Members(1)
Audit Committee	3 outside directors	Doocheol Moon (Chairperson), Chung Hae Kang and Jeongsuk Oh(2)

(1)

Chang-Yang Lee was reappointed as a member of the Audit Committee at the shareholders’ meeting on May 23, 2022. Byung Ho Lee and Chung Hae Kang were appointed as the committee members in the same meeting. Byung Ho Lee has ceased to be a member of the Audit Committee due to his death on November 7, 2022.

(2)

Chang-Yang Lee resigned from his position on April 8, 2022, and Jeongsuk Oh was appointed as a temporary outside director and member of the Audit Committee by the court on April 26, 2022. Mr. Oh’s term will end at the completion of the 38th regular meeting of shareholders in 2023.

As of the date of this report, the composition of the ESG Committee was as follows.

(As of the date of this report)
Committee	Composition	Members(1)
ESG Committee	1 non-outside director and 3 outside directors	Doocheol Moon (Chairperson), Chung Hae Kang, Jeongsuk Oh(2) and James (Hoyoung) Jeong

(1)	Byung Ho Lee has ceased to be a member of the committee due to his death on November 7, 2022.
(2)	Jeongsuk Oh was nominated as a member of the committee on July 26, 2022.

As of the date of this report, the composition of the Related Party Transaction Committee was as follows.

(As of the date of this report)
Committee	Composition	Members(1)
Related Party Transaction Committee	1 non-outside director and 2 outside directors	Chung Hae Kang (Chairperson), Sung Hyun Kim and Jeongsuk Oh(2)

(1)	Byung Ho Lee has ceased to be a member of the committee due to his death on November 7, 2022.
(2)	Jeongsuk Oh was nominated as a member of the committee on July 26, 2022.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

16.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of September 30, 2022): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of September 30, 2022): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of September 30, 2022:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest shareholder	135,625,000	37.9%
James (Hoyoung) Jeong	Registered director of member company	15,000	0.0%

(2)	Shareholders who are known to us that own 5% or more of our shares as of September 30, 2022:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.90%
National Pension Service	19,063,230	5.33%

17.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2022 Q1~Q3:

	(Unit: person, in millions of Won)
Classification	No. of directors(1)	Amount paid(3)	Per capita average remuneration paid(2)
Non-outside directors	3	2,825	1,413
Outside directors who are not audit committee members	—	—	—
Outside directors who are audit committee members	4	304	76

Total	7	3,129	522

(1)	Number of directors as at September 30, 2022.
(2)

Per capita average remuneration paid is calculated by using the sum of the average monthly remuneration paid for the nine months ended September 30, 2022 (excluding one non-standing director who is not compensated).

(3)

The total compensation is based on the income under the Income Tax Act (earned income, other income and retirement income, each in accordance with Article 20, 21, and 22 of such act, respectively). It includes the compensation for the new or retired members of the board of directors. Among the directors, one non-standing director is not compensated. The amount includes compensation for the relevant directors’ employment during which they worked as non-director executive officers, where applicable.

(2)	Standards of remuneration paid to non-outside and outside directors

-	Non-outside directors (excluding outside directors and audit committee members)

The remuneration system for non-outside directors consists of base salary, position salary and performance-related pay. The remuneration for non-outside directors is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the non-outside director’s position and job responsibilities.

•	Standards for base salary/position salary: relevant position and job responsibilities, among others

•	Standards for performance-related pay: financial performance of the company and achievement of individual management goals, among others

-	Outside directors, audit committee members and auditor

The remuneration for outside directors, audit committee members and auditor is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the individual’s job responsibilities, among others.

(3)	Remuneration for individual directors and audit committee members

-	Not required for quarterly reports.

(4)	Remuneration for the five highest paid individuals (among those paid over ~~W~~500 million per year)

-	Not required for quarterly reports.

(5)	Stock options

-	Not applicable.

B.	Employees

As of September 30, 2022, we had 29,931 employees (excluding our directors). On average, our male employees have served 11.7 years and our female employees have served 9.3 years. The total amount of salary paid to our employees for the nine months ended September 30, 2022 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~1,949,690 million for our male employees and ~~W~~277,597 million for our female employees. The following table provides details of our employees as of September 30, 2022:

(Unit: person, in millions of Won, year)
	Number of employees(1)	Total salary in 2022(2)(3)(4)	Average salary per capita(5)	Average years of service
Male	24,993	1,949,690	79	11.7
Female	4,938	277,597	58	9.3

Total	29,931	2,227,287	76	11.3

(1)	Includes part-time employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.
(2)

Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the nine months ended September 30, 2022 was ~~W~~295,743 million and the per capita welfare benefit provided was ~~W~~9.9 million.

(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the sum of the average monthly salary.

C.	Remuneration for executive officers (excluding directors)

	(Unit: person, in millions of Won)
Number of executive officers	Total salary in 2022	Average salary per capita(1)
97	40,690	398

(1)	Calculated using the sum of the average monthly salary.

18.	Other Matters

A.	Legal proceedings

We are a defendant in three separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs, one damages claim in Israel filed by private plaintiffs and one unjust enrichment claim in the United States filed by the Commonwealth of Puerto Rico) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined, and no trial has been scheduled. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions.

B.	Material events subsequent to the reporting period

None.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2022 and 2021

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of September 30, 2022, the condensed consolidated interim statements of comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2022 and 2021, and statements of changes in equity and cash flows for the nine-month periods ended September 30, 2022 and 2021, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2021 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated March 8, 2022, expressed an unmodified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2021, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 11, 2022

This report is effective as of November 11, 2022 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of September 30, 2022 and December 31, 2021

(In millions of won)	Note	September 30, 2022		December 31, 2021
Assets
Cash and cash equivalents	4, 25	~~W~~	1,540,849	3,541,597
Deposits in banks	4, 25		1,723,226	743,305
Trade accounts and notes receivable, net	5, 14, 25, 27		2,864,694	4,574,789
Other accounts receivable, net	5, 25		269,482	121,899
Other current financial assets	6, 25		342,453	68,203
Inventories	7		4,517,317	3,350,375
Prepaid income taxes			2,823	58,536
Other current assets	5		517,756	728,363

Total current assets			11,778,600	13,187,067
Deposits in banks	4, 25		11	11
Investments in equity accounted investees	8		106,533	126,719
Other non-current accounts recivable, net	5, 25		—	2,376
Other non-current financial assets	6, 25		542,455	156,211
Property, plant and equipment, net	9, 17		22,778,871	20,558,446
Intangible assets, net	10, 17		1,850,732	1,644,898
Deferred tax assets	23		2,877,377	2,307,692
Defined benefits assets, net	12		143,259	68,276
Other non-current assets			56,112	102,819

Total non-current assets			28,355,350	24,967,448

Total assets		~~W~~	40,133,950	38,154,515

Liabilities
Trade accounts and notes payable	25, 27	~~W~~	5,028,864	4,814,055
Current financial liabilities	11, 25, 26		5,312,236	4,069,712
Other accounts payable	25		3,378,733	3,401,346
Accrued expenses			751,056	1,218,456
Income tax payable			131,202	179,335
Provisions	13		171,859	173,431
Advances received			65,831	67,046
Other current liabilities			123,160	71,436

Total current liabilities			14,962,941	13,994,817
Non-current financial liabilities	11, 25, 26		10,176,982	8,702,745
Non-current provisions	13		87,183	92,942
Defined benefit liabilities, net	12		1,585	1,589
Deferred tax liabilities	23		9,394	6,636
Other non-current liabilities	25		612,262	593,285
Total non-current liabilities			10,887,406	9,397,197

Total liabilities			25,850,347	23,392,014

Equity
Share capital	15		1,789,079	1,789,079
Share premium	15		2,251,113	2,251,113
Retained earnings			7,278,419	8,541,521
Reserves	15		1,187,631	537,142

Total equity attributable to owners of the Controlling Company			12,506,242	13,118,855

Non-controlling interests			1,777,361	1,643,646

Total equity			14,283,603	14,762,501

Total liabilities and equity		~~W~~	40,133,950	38,154,515

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and nine-month periods ended September 30, 2022 and 2021

(In millions of won, except earnings per share)	Note	For the three-month periods ended September 30			For the nine-month periods ended September 30
		2022		2021	2022	2021
Revenue	16, 17, 27	~~W~~	6,771,355	7,223,196	18,850,153	21,071,527
Cost of sales	7, 18, 27		(6,720,587)	(5,914,812)	(17,706,000)	(17,080,804)

Gross profit			50,768	1,308,384	1,144,153	3,990,723
Selling expenses	18, 19		(221,406)	(225,920)	(672,450)	(678,571)
Administrative expenses	18, 19		(239,064)	(235,793)	(690,547)	(669,689)
Research and development expenses	18		(349,604)	(317,363)	(990,461)	(888,249)

Operating profit (loss)			(759,306)	529,308	(1,209,305)	1,754,214

Finance income	22		540,585	373,154	1,145,259	445,483
Finance costs	22		(586,507)	(302,138)	(1,147,324)	(730,193)
Other non-operating income	21		1,142,592	486,047	2,283,006	1,077,285
Other non-operating expenses	18, 21		(1,435,451)	(479,513)	(2,648,473)	(1,069,047)
Equity in income of equity accounted investees, net			(722)	1,663	3,375	4,913

Profit (loss) before income tax			(1,098,809)	608,521	(1,573,462)	1,482,655
Income tax expense (benefit)	23		(324,778)	144,744	(471,678)	328,621

Profit (loss) for the period			(774,031)	463,777	(1,101,784)	1,154,034

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(4,960)	(2,171)	143,521	(8,084)
Other comprehensive income (loss) from associates			(19)	—	32	(83)

			(4,979)	(2,171)	143,553	(8,167)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations			463,175	391,780	845,523	733,480
Loss on valuation of derivative	25		(25,252)	(10,331)	(68,051)	(10,331)
Other comprehensive income (loss) from associates			(5,644)	8,166	(9,503)	6,601

			432,279	389,615	767,969	729,750

Other comprehensive income for the period, net of income tax			427,300	387,444	911,522	721,583

Total comprehensive income (loss) for the period		~~W~~	(346,731)	851,221	(190,262)	1,875,617

Profit (loss) attributable to:
Owners of the Controlling Company			(789,511)	419,834	(1,174,075)	1,011,499
Non-controlling interests			15,480	43,943	72,291	142,535

Profit (loss) for the period		~~W~~	(774,031)	463,777	(1,101,784)	1,154,034

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			(423,527)	736,045	(380,033)	1,597,348
Non-controlling interests			76,796	115,176	189,771	278,269

Total comprehensive income (loss) for the period		~~W~~	(346,731)	851,221	(190,262)	1,875,617

Earnings (loss) per share (in won)
Basic and diluted earning (loss) per share	24	~~W~~	(2,206)	1,173	(3,281)	2,827

Diluted earnings (loss) per share	24	~~W~~	(2,206)	671	(3,370)	2,444

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended September 30, 2022 and 2021

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2021	~~W~~	1,789,079	2,251,113	7,518,786	(163,446)	11,395,532	1,335,896	12,731,428

Total comprehensive income (loss) for the year
Profit (loss) for the period		—	—	1,011,499	—	1,011,499	142,535	1,154,034
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(8,084)	—	(8,084)	—	(8,084)
Foreign currency translation differences		—	—	—	597,746	597,746	135,734	733,480
Other comprehensive income (loss) from associates		—	—	(83)	6,601	6,518	—	6,518
Loss on valuation of derivative		—	—		(10,331)	(10,331)	—	(10,331)

Total other comprehensive income (loss)		—	—	(8,167)	594,016	585,849	135,734	721,583

Total comprehensive income (loss) for the period	~~W~~	—	—	1,003,332	594,016	1,597,348	278,269	1,875,617

Balances at September 30, 2021	~~W~~	1,789,079	2,251,113	8,522,118	430,570	12,992,880	1,614,165	14,607,045

Balances at January 1, 2022	~~W~~	1,789,079	2,251,113	8,541,521	537,142	13,118,855	1,643,646	14,762,501

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	(1,174,075)	—	(1,174,075)	72,291	(1,101,784)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	143,521	—	143,521	—	143,521
Foreign currency translation differences		—	—	—	728,043	728,043	117,480	845,523
Other comprehensive income (loss) from associates		—	—	32	(9,503)	(9,471)	—	(9,471)
Loss on valuation of derivative		—	—	—	(68,051)	(68,051)	—	(68,051)

Total other comprehensive income		—	—	143,553	650,489	794,042	117,480	911,522

Total comprehensive income (loss) for the period	~~W~~	—	—	(1,030,522)	650,489	(380,033)	189,771	(190,262)

Transaction with owners, recognized directly in equity
Dividends to Non-Controlling shareholders in subsidiaries		—	—	—	—	—	(56,056)	(56,056)
Dividends		—	—	(232,580)	—	(232,580)	—	(232,580)

Total transaction with owners, recognized directly in equity		—	—	(232,580)	—	(232,580)	(56,056)	(288,636)

Balances at September 30, 2022	~~W~~	1,789,079	2,251,113	7,278,419	1,187,631	12,506,242	1,777,361	14,283,603

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from operating activities:
Profit (Loss) for the period		~~W~~	(1,101,784)	1,154,034
Adjustments for:
Income tax expense (benefit)	23		(471,678)	328,621
Depreciation and amortization	18		3,473,042	3,332,140
Gain on foreign currency translation			(678,792)	(197,260)
Loss on foreign currency translation			1,146,632	271,750
Expenses related to defined benefit plans	12		131,066	108,179
Gain on disposal of property, plant and equipment			(12,936)	(12,147)
Loss on disposal of property, plant and equipment			36,289	40,563
Impairment loss on property, plant and equipment			7,200	11,688
Reversal of impairment loss on property, plant and equipment			(3,181)	(1,121)
Gain on disposal of intangible assets			—	(196)
Loss on disposal of intangible assets			163	—
Impairment loss on intangible assets			19,388	13,835
Reversal of impairment loss on intangible assets			(5,571)	(640)
Expense on increase of provisions			180,011	171,355
Finance income			(911,117)	(377,212)
Finance costs			1,042,489	671,177
Equity in income of equity method accounted investees, net	8		(3,375)	(4,913)
Other income			(133,652)	—
Other expenses			—	15,388

			3,815,978	4,371,207
Changes in:
Trade accounts and notes receivable			2,415,179	(537,579)
Other accounts receivable			7,399	63,698
Inventories			(1,051,007)	(1,364,674)
Lease receivables			4,602	3,267
Other current assets			249,092	46,057
Other non-current assets			(32,083)	(35,638)
Trade accounts and notes payable			(609,055)	409,675
Other accounts payable			(636,197)	(3,873)
Accrued expenses			(484,477)	408,433
Provisions			(187,341)	(179,140)
Short-term advances received			(1,215)	(231,427)
Other current liabilities			3,872	19,309
Defined benefit liabilities, net			(11,631)	(486)
Other non-current liabilities			(22,313)	1,950

			(355,175)	(1,400,428)
Cash generated from operating activities			2,359,019	4,124,813
Income taxes paid			(162,228)	(91,487)
Interests received			63,146	59,044
Interests paid			(335,322)	(364,222)

Net cash provided by operating activities		~~W~~	1,924,615	3,728,148

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the nine-month periods ended September 30, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from investing activities:
Dividends received		~~W~~	4,461	4,201
Increase in deposits in banks			(1,659,164)	(693,813)
Proceeds from withdrawal of deposits in banks			755,567	77,152
Acquisition of financial asset at fair value through profit or loss			(27,100)	(29,862)
Proceeds from disposal of financial asset at fair value through profit or loss			412	4,814
Acquisition of financial assets at fair value through other comprehensive income			(1,721)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			1,628	24
Proceeds from disposal of investments in equity accounted investees			4,800	1,800
Acquisition of property, plant and equipment			(3,845,133)	(2,295,883)
Proceeds from disposal of property, plant and equipment			63,279	50,011
Acquisition of intangible assets			(560,903)	(458,781)
Proceeds from disposal of intangible assets			10,446	2,946
Government grants received			57,503	85,923
Receipt from settlement of derivatives			19,378	(26,446)
Proceeds from collection of short-term loans			(9,643)	—
Increase in short-term loans			6,156	12,067
Increase in long-term loans			(49,756)	(12,918)
Increase in deposits			(2,260)	(249)
Decrease in deposits			6,798	2,400
Proceeds from disposal of other assets			1,464	—

Net cash used in investing activities			(5,223,788)	(3,276,614)

Cash flows from financing activities:	26
Proceeds from short-term borrowings			2,821,076	2,279,770
Repayments of short-term borrowings			(1,166,765)	(1,753,533)
Proceeds from issuance of bonds			443,230	498,027
Proceeds from long-term borrowings			3,283,880	479,770
Repayments of current portion of long-term borrowings and bonds			(3,913,540)	(2,920,172)
Payment of lease liabilities			(61,214)	(48,888)
Payment of dividends			(232,580)	—
Subsidiaries’ dividends distributed to non-controlling interests			(22,835)	—

Net cash provided (used) by financing activities			1,151,252	(1,465,026)

Net decrease in cash and cash equivalents			(2,147,921)	(1,013,492)
Cash and cash equivalents at January 1			3,541,597	4,218,099
Effect of exchange rate fluctuations on cash held			147,173	273,037

Cash and cash equivalents at September 30		~~W~~	1,540,849	3,477,644

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of September 30, 2022, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of September 30, 2022, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2022, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of September 30, 2022, there are 17,232,298 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of September 30, 2022

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD 411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	October 15, 1999	Sell display products	EUR 1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY 95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY 4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	July 27, 2007	Sell display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	November 4, 2008	Sell display products	USD 1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	December 7, 2009	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	March 17, 2010	Manufacture display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW 800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY 8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY 1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD 600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD 69
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY 15,600

(*)

For the nine-month period ended September 30, 2022, the Controlling Company contributed ~~W~~30,311 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2021.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets.

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2021, except for the application of K-IFRS No. 1034, Interim Financial Reporting.

(a)	Changes in Accounting Policies

The Group early adopted the amendments to K-IFRS No. 1016, Property, Plant and Equipment: Proceeds before Intended Use, in the annual consolidated financial statements from January 1, 2021.

Before the application of the amendments to K-IFRS No. 1016, directly attributable costs of acquiring property, plant and equipment included the costs of testing whether it is functioning properly, after deducting the net proceeds from selling items produced using the property, plant and equipment. However, after the application of the amendments, the proceeds from selling any such produced items and the cost of producing those items are recognized in profit or loss. The amendments also clarify that testing whether an item of property, plant and equipment is functioning properly means assessing its technical and physical performance rather than assessing its financial performance – e.g. assessing whether the property, plant and equipment has achieved a certain level of operating margin.

The Group applied amendments retrospectively, but only to items of property, plant and equipment that were brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2020 and the Group restated and presented the condensed consolidated interim financial statements as of and for the three-month and nine-month periods ended September 30, 2021 as follows.

i)	Impacts on the condensed consolidated interim statement of comprehensive income for the three-month and nine-month periods ended September 30, 2021

(In millions of won, except earnings per share)
	For the three-month periods ended September 30, 2022
	As previously reported		Adjustments	As restated
Revenue	~~W~~	7,223,196	—	7,223,196
Cost of sales		(5,915,220)	408	(5,914,812)

Gross profit	~~W~~	1,307,976	408	1,308,384

Operating profit	~~W~~	528,900	408	529,308
Profit before income tax	~~W~~	608,113	408	608,521
Income tax expense		(144,643)	(101)	(144,744)

Profit for the period	~~W~~	463,470	307	463,777

Basic earnings per share (in won)	~~W~~	1,172	1	1,173
Diluted earnings per share (in won)		670	1	671

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

3.	Summary of Significant Accounting Policies, Continued

	For the nine-month periods ended September 30, 2022
(In millions of won, except earnings per share)	As previously reported		Adjustments	As restated
Revenue	~~W~~	21,071,527	—	21,071,527
Cost of sales		(17,082,029)	1,225	(17,080,804)

Gross profit	~~W~~	3,989,498	1,225	3,990,723

Operating profit	~~W~~	1,752,989	1,225	1,754,214
Profit before income tax	~~W~~	1,481,430	1,225	1,482,655
Income tax expense		(328,315)	(306)	(328,621)

Profit for the period	~~W~~	1,153,115	919	1,154,034

Basic earnings per share (in won)	~~W~~	2,824	3	2,827
Diluted earnings per share (in won)		2,442	2	2,444

ii)	Impacts on the condensed consolidated interim statement of changes in equity for the nine-month period ended September 30, 2021

•	As previously reported

	Attributable to owners of the Controlling Company
(In millions of won)	Retained earnings		Sub-total	Total equity
Balances at January 1, 2021	~~W~~	7,524,297	11,401,043	12,736,939
Profit for the period		1,010,580	1,010,580	1,153,115

Balances at September 30, 2021	~~W~~	8,526,710	12,997,472	14,611,637

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

3.	Summary of Significant Accounting Policies, Continued

•	Adjustments

	Attributable to owners of the Controlling Company
(In millions of won)	Retained earnings		Sub-total	Total equity
Balances at January 1, 2021	~~W~~	(5,511)	(5,511)	(5,511)
Profit for the period		919	919	919

Balances at September 30, 2021	~~W~~	(4,592)	(4,592)	(4,592)

•	As restated

	Attributable to owners of the Controlling Company
(In millions of won)	Retained earnings		Sub-total	Total equity
Balances at January 1, 2021	~~W~~	7,518,786	11,395,532	12,731,428
Profit for the period		1,011,499	1,011,499	1,154,034

Balances at September 30, 2021	~~W~~	8,522,118	12,992,880	14,607,045

(*)

There are no impacts on net cash provided by operating activities and net cash used in investing activities in the condensed consolidated interim statement of cash flows for the nine-month period ended September 30, 2021 due to the change in accounting policy.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Current assets
Cash and cash equivalents
Cash	~~W~~	1,217	1,122
Demand deposits		1,539,632	3,540,475

	~~W~~	1,540,849	3,541,597

Deposits in banks
Time deposits	~~W~~	294,692	2,600
Restricted deposits (*)		1,428,534	740,705

	~~W~~	1,723,226	743,305

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gyeongsangbuk-do, restricted deposits pledged to guarantee a subsidiary’s borrowings and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a)	Trade accounts and notes receivable as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Due from third parties	~~W~~	2,191,494	3,818,980
Due from related parties		673,200	755,809

	~~W~~	2,864,694	4,574,789

(b)	Other accounts receivable as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Current assets
Non-trade receivables, net(*)	~~W~~	258,264	108,875
Accrued income		11,218	13,024

	~~W~~	269,482	121,899

Non-current assets
Long-term non-trade receivables		—	2,376

	~~W~~	269,482	124,275

(*)

On May 16, 2022, in connection with the Group’s patent contract with Sharp, Singapore International Arbitration Centre ruled in favor of the Group. Accordingly, compensation receivable in the amount of USD 95 million (KRW 136,645 million) was recognized as non-trade receivables and reduction to cost of sales and other non-operating incomes and others.

Due from related parties included in other accounts receivable as of September 30, 2022 and December 31, 2021 are ~~W~~126 million and ~~W~~2,846 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,838,482	266,077	(591)	(1,770)
1-15 days past due		10,309	3,587	(3)	(36)
16-30 days past due		2,542	620	—	(3)
31-60 days past due		—	227	—	(2)
More than 60 days past due		13,987	823	(32)	(41)

	~~W~~	2,865,320	271,334	(626)	(1,852)

	December 31, 2021
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	4,575,354	124,877	(1,204)	(1,932)
1-15 days past due		566	822	—	(6)
16-30 days past due		10	44	—	—
31-60 days past due		61	16	—	—
More than 60 days past due		2	521	—	(67)

	~~W~~	4,575,993	126,280	(1,204)	(2,005)

The movements in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

	September 30, 2022			December 31, 2021
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	1,204	2,005	1,047	1,778
(Reversal of) bad debt expense		(578)	(153)	157	227

Balance at the end of the reporting period	~~W~~	626	1,852	1,204	2,005

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(d)	Other current assets as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Advanced payments	~~W~~	30,749	44,907
Prepaid expenses		146,162	67,540
Value added tax refundable		332,793	608,476
Right to recover returned goods		8,052	7,440

	~~W~~	517,756	728,363

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

6.	Other Financial Assets

Other financial assets as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Current assets
Financial assets at fair value through profit or loss
Convertible securities	~~W~~	1,573	1,573
Derivatives(*1)		300,313	12,741

	~~W~~	301,886	14,314

Cash flow hedging derivatives
Derivatives(*2)	~~W~~	—	905
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	—	27
Financial assets carried at amortized cost
Deposits	~~W~~	2,562	23,581
Short-term loans		30,463	22,518
Lease receivables		7,542	6,858

	~~W~~	40,567	52,957

	~~W~~	342,453	68,203

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	98,892	48,805
Convertible securities		—	1,185
Derivatives(*1)		355,125	52,871

	~~W~~	454,017	102,861

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	—	21
Financial assets carried at amortized cost
Deposits	~~W~~	18,145	22,039
Long-term loans		63,807	19,939
Lease receivables		6,486	11,351

	~~W~~	88,438	53,329

	~~W~~	542,455	156,211

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

7.	Inventories

Inventories as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Finished goods	~~W~~	1,560,110	1,180,329
Work-in-process		1,941,191	1,202,548
Raw materials		807,658	786,739
Supplies		208,358	180,759

	~~W~~	4,517,317	3,350,375

For the nine-month periods ended September 30, 2022 and 2021, the amount of inventories recognized as cost of sales and inventory write-downs and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2022		2021
Inventories recognized as cost of sales	~~W~~	17,706,000	17,080,804
Including: inventory write-downs		291,284	199,685
Including: usage of inventory write-downs		(224,576)	(213,932)

There were no significant reversals of inventory write-downs recognized during the nine-month periods ended September 30, 2022 and 2021.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

8.	Investments in Equity Accounted Investees

Associates as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won) Associates	Location	Fiscal year end	Date of incorporation	Business	September 30, 2022			December 31, 2021
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	41,674	40%	~~W~~	48,398
WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	13%		12,988	13%		11,947
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		28,433	15%		27,337
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	14%		20,188	15%		20,708
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	11%		1	11%		—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

8.	Investments in Equity Accounted Investees, Continued

(In millions of won) Associates	Location	Fiscal year end	Date of incorporation	Business	September 30, 2022			December 31, 2021
					Percentage of ownership	Carrying Amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd.	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	3,249	10%	~~W~~	3,679
Nanosys Inc.(*)	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	—		—	4%		14,650

						~~W~~	106,533		~~W~~	126,719

(*)

For the nine-month period ended September 30, 2022, Nanosys Inc. was reclassified into the financial asset at fair value through profit or loss as the Group losses its right to appoint members of the board of directors due to the changes in contractual arrangement.

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividends income recognized from equity method investees for the nine-month periods ended September 30, 2022 and 2021 amounted to ~~W~~4,461 million and ~~W~~4,068 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

9.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2022 and 2021, the Group purchased property, plant and equipment of ~~W~~4,528,160 million and ~~W~~2,517,800 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~101,991 million and 3.00%, and ~~W~~40,931 million and 4.29% for the nine-month periods ended September 30, 2022 and 2021, respectively. Also, for the nine-month periods ended September 30, 2022 and 2021, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~99,414 million and ~~W~~76,383 million, respectively, and recognized ~~W~~12,936 million and ~~W~~36,289 million, respectively, as gain and loss on disposal of property, plant and equipment for the nine-month period ended September 30, 2022 (gain and loss on disposal of property, plant and equipment for the nine-month period ended September 30, 2021: ~~W~~12,147 million and ~~W~~40,563 million, respectively).

10.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of September 30, 2022 and December 31, 2021 are ~~W~~600,390 million and ~~W~~389,215 million, respectively. For the nine-month periods ended September 30, 2022 and 2021, the Group recognized an impairment loss amounting to ~~W~~11,273 million and ~~W~~13,835 million, respectively, in connection with development projects.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

11.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Current
Short-term borrowings	~~W~~	2,521,115	613,733
Current portion of long-term borrowings and bonds		2,634,766	3,393,506
Derivatives (*1)		—	8,594
Cash flow hedging derivatives (*2)		104,656	13,400
Lease liabilities		51,699	40,479

	~~W~~	5,312,236	4,069,712

Non-current
Won denominated borrowings	~~W~~	1,671,375	2,173,500
Foreign currency denominated borrowings		7,332,179	5,487,091
Bonds		1,131,816	995,976
Derivatives (*1)		—	2,331
Lease liabilities		41,612	43,847

	~~W~~	10,176,982	8,702,745

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Group to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

(b)	Short-term borrowings as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won, USD and CNY) Lender	Annual interest rate as of September 30, 2022 (%)	September 30, 2022		December 31, 2021
The Export-Import Bank of Korea and others	2.13 ~ 4.75	~~W~~	1,817,840		—
Standard Chartered Bank Singapore and others	3.10 ~ 4.56		703,275		613,733

Foreign currency equivalent		USD	1,151	USD	518
		CNY	1,000		—

		~~W~~	2,521,115		613,733

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won) Lender	Annual interest rate as of September 30, 2022 (%)	September 30, 2022		December 31, 2021
Korea Development Bank and others	1.90 ~ 4.54	~~W~~	3,012,875	2,785,000
Less current portion of long-term borrowings			(1,341,500)	(611,500)

		~~W~~	1,671,375	2,173,500

(d)	Foreign currency denominated long-term borrowings as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won, USD and CNY) Lender	Annual interest rate as of September 30, 2022 (%)	September 30, 2022		December 31, 2021
KEB Hana Bank and others	1.82 ~ 5.40	~~W~~	2,876,774		2,163,538
China Construction Bank and others	3.00 ~ 5.33		5,335,820		4,489,974

Foreign currency equivalent		USD	3,272	USD	2,782
		CNY	17,618	CNY	18,017
Less current portion of long-term borrowings			(880,415)		(1,166,421)

		~~W~~	7,332,179		5,487,091

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won and USD)	Maturity	Annual interest rate as of September 30, 2022 (%)	September 30, 2022		December 31, 2021
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	October 2022 ~ February 2027	2.29 ~ 3.66	~~W~~	1,265,000		1,320,000
Privately issued bonds	May 2025 ~ May 2033	3.25 ~ 4.25		110,000		160,000

Less discount on bonds				(3,251)		(2,534)
Less current portion				(239,933)		(599,825)

			~~W~~	1,131,816		877,641

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2023	4.28	~~W~~	143,480		118,550

Foreign currency equivalent			USD	100	USD	100
Less discount on bonds				(115)		(215)
Less current portion				(143,365)		—

			~~W~~	—		118,335

Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds (*3)	August 2024	1.50	~~W~~	29,553		1,015,760

Foreign currency equivalent			USD	21	USD	857
Less current portion				(29,553)		(1,015,760)

			~~W~~	—		—

			~~W~~	1,131,816		995,976

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.
(*3)

For the nine-month period ended September 30, 2022, USD 667 million was redeemed upon the bondholders’ exercise of their put option, and the remaining outstanding balance was fully redeemed subsequent to September 30, 2022 upon the Group’s exercise of it early redemption right.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued by the Controlling Company and outstanding as of September 30, 2022 are as follows:

(In won, USD)	Description
Type	Unsecured foreign currency denominated convertible bonds
Issuance amount	USD 687,800,000
Annual interest rate (%)	1.50
Issuance date	August 22, 2019
Maturity date	August 22, 2024
Interest payment	Payable semi-annually in arrear until maturity date
Principal redemption	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Early redemption:

The Controlling Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Controlling Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~19,165 per common share (subject to adjustment based on diluted effects of certain events)
Conversion period	From August 23, 2020 to August 12, 2024
Redemption at the option of the issuer (Call option)

- On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

- The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

- In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the third anniversary from the issuance date

The Controlling Company designated the convertible bonds as financial liabilities at fair value through profit or loss and recognized the change in fair value in profit or loss. The Controlling Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of September 30, 2022 is as follows:

(In won and number of shares)	September 30, 2022
Aggregate outstanding amount of the convertible bonds	~~W~~	24,599,120,000
Conversion price	~~W~~	19,165
Number of common shares to be issued at conversion		1,283,543

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Present value of partially funded defined benefit obligations	~~W~~	1,550,975	1,684,096
Fair value of plan assets		(1,692,649)	(1,750,783)

	~~W~~	(141,674)	(66,687)

Defined benefit liabilities, net	~~W~~	1,585	1,589
Defined benefit assets, net	~~W~~	143,259	68,276

(b)	Expenses related to defined benefit plans recognized in profit or loss for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2022		2021	2022	2021
Current service cost	~~W~~	43,452	37,533	133,446	112,600
Net interest cost		(1,318)	(1,474)	(2,380)	(4,421)

	~~W~~	42,134	36,059	131,066	108,179

(c)	Plan assets as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Guaranteed deposits in banks	~~W~~	1,692,649	1,750,783

As of September 30, 2022 the Controlling Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

12.	Employee Benefits, Continued

(d)

Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2022		2021	2022	2021
Remeasurements of net defined benefit liabilities	~~W~~	(6,718)	(2,914)	194,367	(10,855)
Tax effect		1,758	743	(50,846)	2,771

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(4,960)	(2,171)	143,521	(8,084)

13.	Provisions

Changes in provisions for the nine-month period ended September 30, 2022 are as follows:

(In millions of won)	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2022	~~W~~	—	257,126	9,247	266,373
Additions (reversal)		1,758	178,252	(737)	179,273
Usage		—	(186,604)	—	(186,604)

Balance at September 30, 2022	~~W~~	1,758	248,774	8,510	259,042

Current	~~W~~	1,758	161,591	8,510	171,859
Non-current	~~W~~	—	87,183	—	87,183

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Certain individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of September 30, 2022, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Group is involved in various lawsuits and disputes in addition to pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,070 million (~~W~~1,535,236 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of September 30, 2022, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

14.	Contingent Liabilities and Commitments, Continued

The Controlling Company and overseas subsidiaries have agreements with financial institutions for accounts receivables sales negotiating facilities. As of September 30, 2022, the respective maximum amount of accounts receivables that could be sold under the agreement and the amount of sold but not yet due accounts receivables by contract are as follows:

		Credit limit			Not yet due
(In millions of USD and KRW) Classification	Financial institutions	Contractual amount		KRW equivalent	Contractual amount		KRW equivalent
Controlling Company	Shinhan Bank	KRW	90,000	90,000		—	—
		USD	10	14,348	USD	10	14,342
	Sumitomo Mitsui Banking Corporation	USD	20	28,696		—	—
	MUFG Bank	USD	180	258,264	USD	20	28,705
	BNP Paribas	USD	65	93,262		—	—
	ING Bank	USD	90	129,132		—	—

		USD	365		USD	30
		KRW	90,000	613,702		—	43,047

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	150	215,220		—	—
	United Overseas Bank Limited	USD	200	286,960	USD	128	183,458
	JPMorgan Chase Bank, N.A., Singapore Branch	USD	50	71,740		—	—
	Credit Agricole Corporate & Investment Bank, Singapore Branch	USD	300	430,440	USD	50	71,588

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	15	21,522		—	—
	Australia and New Zealand Banking Group Ltd.	USD	120	172,176	USD	10	14,348
	KGI Bank Co., Ltd.	USD	30	43,044		—	—

LG Display Germany GmbH	BNP Paribas	USD	135	193,698	USD	65	93,530
	Commerzbank AG		—	—		—	—
	DZ Bank AG	USD	7	9,650	USD	6	8,873
	UniCredit Bank	USD	4	5,985	USD	4	5,428

LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD	400	573,920	USD	300	430,440
	Standard Chartered Bank	USD	800	1,147,840	USD	763	1,094,688
	Sumitomo Mitsui Banking Corporation	USD	150	215,220	USD	50	71,740

LG Display Japan Co., Ltd.	Standard Chartered Bank	USD	200	286,960		—	—
	Chelsea Capital Corporation	USD	120	172,176	USD	50	71,751

LG Display Guangzhou Trading Co., Ltd	KEB Hana Bank (China) Company Limited	USD	30	43,044	USD	20	28,689

		USD	2,711	3,889,595	USD	1,446	2,074,533

		USD	3,076		USD	1,476
		KRW	90,000	4,503,297		—	2,117,580

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

14.	Contingent Liabilities and Commitments, Continued

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

Letters of credit

As of September 30, 2022, the Group entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won, USD and CNY)	Contractual amount		KRW equivalent
KEB Hana Bank	USD	350	~~W~~	502,180
	CNY	855		170,803
Sumitomo Mitsui Banking Corporation	USD	100		143,480
Industrial Bank of Korea	USD	200		286,960
Industrial and Commercial Bank of China	USD	200		286,960
Shinhan Bank	USD	270		387,396
	KRW	300,000		300,000
KB Kookmin Bank	USD	400		573,920
MUFG Bank	USD	150		215,220
The Export–Import Bank of Korea	USD	100		143,480
Citibank Korea	USD	100		143,480
Standard Chartered Bank	USD	300		430,440

	USD	2,170
	CNY	855
	KRW	300,000	~~W~~	3,584,319

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 2 million (~~W~~2,870 million) from Shinhan Bank for value added tax payments in Poland.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank and other various banks amounting to CNY 1,115 million (~~W~~222,621 million), JPY 900 million (~~W~~8,939 million), EUR 2.5 million (~~W~~3,522 million), VND 31,679 million (~~W~~1,907 million), and USD 0.5 million (~~W~~717 million), respectively, for their local tax payments and utility payments.

License agreements

As of September 30, 2022, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of September 30, 2022.

Pledged Assets

In connection with the borrowings amounting to CNY 11,164 million (~~W~~2,229,004 million) from China Construction Bank and others, as of September 30, 2022, the Group is providing its property, plant and equipment with carrying amount of ~~W~~1,028,922 million as pledged assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

15.	Share Capital, Share Premium and Reserves

(a)	Share capital and Share premium

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of September 30, 2022 and December 31, 2021, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2021 to September 30, 2022.

The Group’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2021 to September 30, 2022.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity-accounted investees.

Gain or loss on valuation of derivatives

Gain or loss on valuation of derivatives is the effective portion of the gains or losses from derivatives to which cash flow hedging accounting has been applied.

Reserves as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Loss on valuation of derivatives	~~W~~	(77,278)	(9,227)
Foreign currency translation differences for foreign operations		1,294,694	566,651
Other comprehensive loss from associates		(29,785)	(20,282)

	~~W~~	1,187,631	537,142

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

16.	Revenue

Details of revenue for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2022		2021	2022	2021
Sales of goods	~~W~~	6,841,542	7,209,265	18,967,555	21,030,726
Royalties		2,846	3,454	9,584	10,593
Others		10,338	10,477	25,670	30,208
Hedging loss		(83,371)	—	(152,656)	—

	~~W~~	6,771,355	7,223,196	18,850,153	21,071,527

17.	Geographic and Other Information

The following is a summary of the Group’s operation by region based on the location of customers for the three-month and nine-month periods ended September 30, 2022 and 2021.

(a)	Revenue by geography

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2022		2021	2022	2021
Domestic	~~W~~	148,916	151,014	519,806	472,707
Foreign
China		4,541,702	4,790,907	12,262,462	13,793,446
Asia (excluding China)		769,424	798,796	2,169,121	2,438,482
United States		834,746	849,368	2,375,427	2,361,660
Europe (excluding Poland)		237,834	261,085	776,752	808,710
Poland		322,104	372,026	899,241	1,196,522

	~~W~~	6,705,810	7,072,182	18,483,003	20,598,820

	~~W~~	6,854,726	7,223,196	19,002,809	21,071,527

Total revenue excludes ~~W~~152,656 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive income to revenue when the sales from the hedged forecast transactions are recognized.

Sales to Company A, Company B and Company C amount to ~~W~~7,673,206 million, ~~W~~3,431,692 and ~~W~~2,031,272 million, respectively, for the nine-month period ended September 30, 2022 (the nine-month period ended September 30, 2021: ~~W~~8,072,842 million, ~~W~~4,407,302 and ~~W~~1,640,828 million, respectively). The Group’s top ten end-brand customers together accounted for 85% of sales for the nine-month period ended September 30, 2022 (the nine-month period ended September 30, 2021: 85%).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

17.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

	September 30, 2022			December 31, 2021
(In millions of won)	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	13,962,947	1,667,548	12,006,204	1,452,823
Foreign
China		5,850,166	66,220	6,393,129	83,655
Vietnam		2,952,202	25,572	2,146,652	19,954
Others		13,556	91,392	12,461	88,466

	~~W~~	8,815,924	183,184	8,552,242	192,075

	~~W~~	22,778,871	1,850,732	20,558,446	1,644,898

(c)	Revenue by product and services

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2022		2021	2022	2021
TV	~~W~~	1,719,169	2,293,578	5,164,962	7,076,941
IT products		3,060,066	3,278,391	8,719,159	8,738,043
Mobile and others		2,075,491	1,651,227	5,118,688	5,256,543

	~~W~~	6,854,726	7,223,196	19,002,809	21,071,527

Total revenue excludes ~~W~~152,656 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive income to revenue when the sales from the hedged forecast transactions are recognized.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

18.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2022		2021	2022	2021
Changes in inventories	~~W~~	205,133	(857,509)	(1,166,942)	(1,409,670)
Purchases of raw materials, merchandise and others		3,636,844	3,814,230	10,500,178	10,399,265
Depreciation and amortization		1,150,500	1,166,728	3,473,042	3,332,140
Outsourcing		317,469	408,191	858,189	994,558
Labor		948,303	1,038,554	2,747,256	2,730,743
Supplies and others		318,517	320,674	921,718	872,087
Utility		312,325	276,562	878,561	752,163
Fees and commissions		205,903	202,369	617,245	555,911
Shipping		72,129	78,914	227,376	226,523
Advertising		28,617	32,130	84,802	105,878
Warranty		55,624	49,647	178,252	171,355
Travel		19,098	16,109	48,250	43,383
Taxes and dues		34,290	33,001	106,671	110,717
Others		251,546	146,388	652,712	502,743

	~~W~~	7,556,298	6,725,988	20,127,310	19,387,796

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2022		2021	2022	2021
Salaries	~~W~~	92,084	104,270	262,846	279,609
Expenses related to defined benefit plans		5,721	5,701	20,779	17,255
Other employee benefits		23,950	21,351	67,841	59,637
Shipping		55,405	67,391	177,241	194,229
Fees and commissions		68,241	61,677	198,097	172,119
Depreciation		67,142	70,108	199,985	199,934
Taxes and dues		15,539	16,219	49,013	61,032
Advertising		28,617	32,130	84,802	105,878
Warranty		55,624	49,647	178,252	171,356
Insurance		3,909	4,471	11,666	12,406
Travel		5,070	1,690	12,677	4,344
Training		5,228	4,588	13,453	10,933
Others		33,940	22,470	86,345	59,528

	~~W~~	460,470	461,713	1,362,997	1,348,260

20.	Personnel Expenses

Details of personnel expenses for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2022		2021	2022	2021
Salaries and wages	~~W~~	767,256	864,264	2,230,813	2,265,226
Other employee benefits		172,312	157,016	474,151	415,398
Contributions to National Pension plan		20,250	17,423	56,832	50,473
Expenses related to defined benefit plans and defined contribution plans		42,274	36,232	131,786	108,535

	~~W~~	1,002,092	1,074,935	2,893,582	2,839,632

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2022		2021	2022	2021
Foreign currency gain	~~W~~	1,123,318	467,016	2,218,676	1,047,099
Gain on disposal of property, plant and equipment		3,476	8,984	12,936	12,147
Gain on disposal of intangible assets		—	196	—	196
Reversal of impairment loss on property, plant and equipment		9	589	3,181	1,121
Reversal of impairment loss on intangible assets		—	—	5,571	640
Rental income		502	372	1,720	1,426
Others		15,287	8,890	40,922	14,656

	~~W~~	1,142,592	486,047	2,283,006	1,077,285

(b)	Details of other non-operating expenses for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2022		2021	2022	2021
Foreign currency loss	~~W~~	1,409,814	447,413	2,580,621	998,564
Loss on disposal of property, plant and equipment		11,607	22,343	36,289	40,563
Loss on disposal of intangible assets		7	—	163	—
Impairment loss on property, plant and equipment		—	3,083	7,200	11,688
Impairment loss on intangible assets		12,686	5,306	19,388	13,835
Donations		223	90	1,302	878
Others		1,114	1,278	3,510	3,519

	~~W~~	1,435,451	479,513	2,648,473	1,069,047

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2022		2021	2022	2021
Finance income
Interest income	~~W~~	19,846	22,993	62,286	66,134
Dividend income		—	134	—	134
Foreign currency gain		123,355	19,831	238,542	74,772
Gain on disposal of investments in equity accounted investees		4,480	—	2,993	—
Gain on transaction of derivatives		6,098	—	19,754	—
Gain on valuation of derivatives		383,839	121,639	600,752	242,351
Gain on disposal of financial assets at fair value through profit or loss		—	—	267	—
Gain on valuation of financial assets at fair value through profit or loss		—	—	310	1,254
Gain on valuation of financial liabilities at fair value through profit or loss		2,967	208,557	220,355	60,838

	~~W~~	540,585	373,154	1,145,259	445,483

Finance costs
Interest expense	~~W~~	106,394	119,633	283,954	342,553
Foreign currency loss		465,527	175,531	840,111	355,957
Loss on early repayment of borrowings and bonds		2,540	—	2,540	250
Loss on disposal of investments in equity accounted investees		—	—	81	—
Loss on sale of trade accounts and notes receivable		11,791	1,232	18,463	3,419
Loss on transaction of derivatives		38	4,657	376	26,446
Loss on disposal of financial assets at fair value through profit or loss		96	991	96	1,169
Loss on valuation of financial assets at fair value through profit or loss		97	—	1,514	63
Others		24	94	189	336

	~~W~~	586,507	302,138	1,147,324	730,193

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

23.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2022		2021	2022	2021
Current tax expense (benefit)	~~W~~	58,427	81,725	134,887	257,987
Deferred tax expense (benefit)		(383,205)	63,019	(606,565)	70,634

Income tax expense (benefit)	~~W~~	(324,778)	144,744	(471,678)	328,621

(b)	Deferred Tax Assets and Liabilities

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that the deferred tax assets at each reporting date will be realized with the Group’s estimated future taxable income. The Group’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of September 30, 2022 and December 31, 2021 are attributable to the following:

	Assets			Liabilities		Total
(In millions of won)	September 30, 2022		December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Other accounts receivable, net	~~W~~	—	—	(2,048)	(17)	(2,048)	(17)
Inventories, net		91,307	68,679	—	—	91,307	68,679
Defined benefit liabilities, net		—	—	—	(26,642)	—	(26,642)
Investments in subsidiaries and associates		—	—	(287,381)	(233,552)	(287,381)	(233,552)
Accrued expenses		123,065	250,582	—	—	123,065	250,582
Property, plant and equipment		509,423	632,378	(4,252)	(28,886)	505,171	603,492
Intangible assets		26,852	17,450	(6,079)	(6,636)	20,773	10,814
Provisions		64,800	68,893	—	—	64,800	68,893
Other temporary differences		79,492	130,274	(38,665)	(19,596)	40,827	110,678
Tax losses carryforwards		1,751,098	958,624	—	—	1,751,098	958,624
Tax credit carryforwards		560,371	489,505	—	—	560,371	489,505

Deferred tax assets (liabilities)	~~W~~	3,206,408	2,616,385	(338,425)	(315,329)	2,867,983	2,301,056

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

24.	Earnings (Loss) Per Share Attributable to Owners of the Controlling Company

(a)	Basic earnings (loss) per share for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In won and number of shares)	2022		2021	2022	2021
Profit (loss) attributable to owners of the Controlling Company	~~W~~	(789,511,242,382)	419,833,757,721	(1,174,074,737,680)	1,011,498,753,403
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Basic earnings (loss) per share	~~W~~	(2,206)	1,173	(3,281)	2,827

For the three-month and nine-month periods ended September 30, 2022 and 2021, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic earnings (loss) per share.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

24.	Earnings (Loss) Per Share Attributable to Owners of the Controlling Company, Continued

(b)	Diluted earnings (loss) per share for the three-month and nine-month periods ended September 30, 2022 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In won and number of shares)	2022		2021	2022	2021
Profit (loss) attributable to owners of the Controlling Company	~~W~~	(789,511,242,382)	419,833,757,721	(1,174,074,737,680)	1,011,498,753,403
Adjustment:
interest expenses of convertible bond, net of income tax		1,863,058,952	2,907,409,095	8,175,578,596	8,533,633,457
gain on fair value valuation of convertible bond, net of income tax		(2,190,733,528)	(155,312,239,309)	(162,710,366,491)	(45,305,824,343)
Diluted profit attributable to owners of the Controlling Company		(789,838,916,958)	267,428,927,507	(1,328,609,525,575)	974,726,562,517
Weighted-average number of common stocks outstanding, after adjustment		382,363,478	398,804,698	394,228,303	398,804,698

Diluted earnings (loss) per share	~~W~~	—	671	(3,370)	2,444

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted earnings (loss) per share is determined as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(No. of shares)	2022		2021	2022	2021
Weighted-average number of common stocks outstanding	~~W~~	357,815,700	357,815,700	357,815,700	357,815,700
Adjustment : Convertible bonds		24,547,778	40,988,998	36,412,603	40,988,998

Weighted-average number of common stocks outstanding, after adjustment	~~W~~	382,363,478	398,804,698	394,228,303	398,804,698

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of September 30, 2022 and December 31, 2021 is as follows:

	September 30, 2022
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	538	1,164	3,685	39	1	1	52,983
Deposits in banks	65	—	7,953	—	—	—	—
Trade accounts and notes receivable	1,911	572	569	—	—	—	—
Other accounts receivables	77	430	242	6	40	—	11,742
Other assets denominated in foreign currencies	27	176	45	7	—	—	10,879
Trade accounts and notes payable	(1,712)	(4,645)	(1,862)	—	—	—	(347,004)
Other accounts payable	(620)	(17,094)	(1,895)	(6)	(11)	—	(1,699,003)
Financial liabilities	(4,544)	—	(18,618)	—	—	—	—

	(4,258)	(19,397)	(9,881)	46	30	1	(1,970,403)

Cross currency interest rate swap contracts(*)	2,525	—	—	—	—	—	—

Net exposure	(1,733)	(19,397)	(9,881)	46	30	1	(1,970,403)

(*)

Of cross currency interest rate swap contracts, USD 900 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,625 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

	December 31, 2021
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,138	195	11,024	29	3	3	44,525
Deposits in banks	—	—	3,564	—	—	—	—
Trade accounts and notes receivable	3,708	221	568	—	—	—	—
Other accounts receivables	24	71	297	4	—	—	15,828
Other assets denominated in foreign currencies	—	176	167	6	—	—	6,481
Trade accounts and notes payable	(2,170)	(8,850)	(2,343)	—	—	—	(465,390)
Other accounts payable	(1,227)	(4,630)	(2,203)	(5)	(5)	—	(1,610,640)
Financial liabilities	(4,257)	—	(18,017)	—	—	—	—

	(2,784)	(12,817)	(6,943)	34	(2)	3	(2,009,196)

Cross currency interest rate swap contracts(*)	1,545	—	—	—	—	—	—

Net exposure	(1,239)	(12,817)	(6,943)	34	(2)	3	(2,009,196)

(*)

Of cross currency interest rate swap contracts, USD 100 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,445 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Average exchange rates applied for the nine-month periods ended September 30, 2022 and 2021 and the exchange rates at September 30, 2022 and December 31, 2021 are as follows:

	Average exchange rate			Exchange rate on reporting date
(In won)	2022		2021	September 30, 2022	December 31, 2021
USD	~~W~~	1,267.30	1,130.99	1,434.80	1,185.50
JPY		9.92	10.43	9.93	10.30
CNY		191.75	174.82	199.66	186.26
TWD		43.34	40.46	45.34	42.84
EUR		1,347.18	1,353.22	1,408.83	1,342.34
PLN		288.55	297.68	290.22	292.11
VND		0.0548	0.0492	0.0602	0.0521

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of September 30, 2022 and December 31, 2021, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

	September 30, 2022			December 31, 2021
(In millions of won)	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(126,754)	6,912	(74,214)	2,339
JPY (5 percent weakening)		(7,307)	(6,565)	(5,437)	(3,288)
CNY (5 percent weakening)		(98,647)	(2)	(64,732)	172
TWD (5 percent weakening)		97	21	70	5
EUR (5 percent weakening)		2,294	(273)	178	(858)
PLN (5 percent weakening)		10	10	29	29
VND (5 percent weakening)		(4,379)	(4,379)	(3,865)	(3,865)

A stronger won against the above currencies as of September 30, 2022 and December 31, 2021 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii) Derivatives for cash flow hedge

In relation to forecast export transactions, the Controlling Company uses derivative instruments to hedge fluctuations in future cash flows due to foreign currency exchange rate changes. As of September 30, 2022, there is no ineffective portion of the loss on valuation of derivatives to which cash flow hedging accounting has been applied and loss on valuation amounting to ~~W~~104,656 million (contracted selling amount: USD 600 million, contracted exchange rate: ~~W~~1,212.3 ~ 1,293.4) are recognized in accumulated other comprehensive income (loss). The expected settlement dates of derivative instrument contracts are within three months from September 30, 2022. The amount which have been reclassified from reserve to profit (revenue) for the nine-month period ended September 30, 2022 is ~~W~~152,656 million as a result of realization of forecast export transactions.

(ii) Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,625 million (~~W~~2,331,550 million) and interest rate swap contracts amounting to ~~W~~480,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of September 30, 2022 and December 31, 2021 is as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Fixed rate instruments
Financial assets	~~W~~	3,264,075	4,284,950
Financial liabilities		(6,038,636)	(5,237,711)

	~~W~~	(2,774,561)	(952,761)

Variable rate instruments
Financial liabilities	~~W~~	(9,252,615)	(7,426,095)

ii) Equity and profit or loss sensitivity analysis for variable rate instruments

As of September 30, 2022 and December 31, 2021, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12-month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity			Profit or loss
(In millions of won)	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2022
Variable rate instruments (*)	~~W~~	(47,562)	47,562	(47,562)	47,562
December 31, 2021
Variable rate instruments (*)	~~W~~	(40,931)	40,931	(40,931)	40,931

(*)	Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

(iii) Managing interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative risk-free rates (referred to as ‘IBOR reform’). The publication of LIBOR, except overnight, 1-month, 3-month, 6-month, and 12-month USD LIBORs, was terminated as of December 31, 2021 and the five LIBORs, as mentioned above, will be discontinued by June 30, 2023.

The Group does not have financial instruments affected by already discontinued LIBORs. The Group plans to change benchmark interest rate applied to some of its financial instruments from LIBORs to Secured Overnight Financing Rates (SOFRs), an alternative indicator interest rate. For these LIBOR-related financial instruments, the LIBORs are continued to be published. Meanwhile, in the case of the CD rate, an alternative reference rate was selected as the Korea Overnight Financing Repo Rate (KOFR) as part of the reform of the interest rate benchmark. However, unlike LIBOR, the termination of the publication of the CD rate is not scheduled, and the Group does not have plan to change to KOFR.

The Group is exposed to the legal risk of changing the contract of financial instruments due to the reform of the interest rate indicator, as well as the process and operational risks to deal with such changes. In addition, the Group is also exposed to the risk of monitoring the market trend on the alternative index interest rate and establishing a risk management strategy accordingly to manage the risk of the new alternative index interest rate. The Group manages and monitors the transition to alternative interest rate benchmark by evaluating the extent to which a contract references IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

The Group monitors the transition to an alternative interest rate benchmark by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate and the amounts of such contracts that include an appropriate fallback clause. The Group considers that a contract is not yet transitioned to an alternative benchmark rate when interest rate under the contract is indexed to a benchmark rate that is still subject to IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR. As of September 30, 2022, the total amounts of contracts not yet transitioned and those with appropriate fallback language are as follows, and the financial instruments that will be settled before June 30, 2023 are excluded:

(In millions of won)	Total amount of not transitioned contracts		Amount with appropriate fallback clause
Non-derivative financial liabilities
Borrowings	~~W~~	2,793,874	1,944,154
Derivative assets
Cross currency interest rate swap contracts	~~W~~	356,219	356,219

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Financial assets carried at amortized cost
Cash equivalents	~~W~~	1,539,632	3,540,475
Deposits in banks		1,723,237	743,316
Trade accounts and notes receivable, net		2,864,694	4,574,789
Non-trade receivables		258,264	108,875
Accrued income		11,218	13,024
Deposits		20,707	45,620
Short-term loans		30,463	22,518
Long-term loans		63,807	19,939
Long-term non-trade receivables		—	2,376
Lease receivables		14,028	18,209

	~~W~~	6,526,050	9,089,141

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	1,573	2,758
Derivatives		655,438	65,612

	~~W~~	657,011	68,370

Financial assets effective for cash flow hedging
Derivatives		—	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	—	48

	~~W~~	7,183,061	9,158,464

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of September 30, 2022.

			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	13,746,584	14,778,952	3,690,014	1,542,958	2,811,042	6,438,805	296,133
Bonds		1,544,667	1,678,416	293,109	161,970	402,921	733,330	87,086
Trade accounts and notes payable		5,028,864	5,028,864	5,028,864	—	—	—	—
Other accounts payable		2,944,791	2,947,323	2,858,903	88,420	—	—	—
Other accounts payable (enterprise procurement cards)(*)		433,942	433,942	433,942	—	—	—	—
Long-term other accounts payable		534,492	623,968	—	—	117,124	295,928	210,916
Security deposits received		10,736	10,736	1,820	1,092	7,824	—	—
Lease liabilities		93,311	100,041	35,143	20,428	23,555	13,780	7,135
Derivative financial liabilities
Derivatives for cash flow hedge	~~W~~	104,656	104,656	104,656	—	—	—	—

	~~W~~	24,442,043	25,706,898	12,446,451	1,814,868	3,362,466	7,481,843	601,270

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

(*)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and presented related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the nine-month period ended September 30, 2022 is as follows:

(In millions of won)	January 1, 2022		Change (Cash flows from operation activities)	September 30, 2022
Other accounts payable (enterprise procurement cards)	~~W~~	1,074,089	(640,147)	433,942

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	September 30, 2022		December 31, 2021
Total liabilities	~~W~~	25,850,347	23,392,014
Total equity		14,283,603	14,762,501
Cash and deposits in banks (*1)		3,264,075	4,284,902
Borrowings (including bonds)		15,291,251	12,663,806
Total liabilities to equity ratio		181%	158%
Net borrowings to equity ratio (*2)		84%	57%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated interim statements of financial position as of September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022			December 31, 2021
(In millions of won)	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	1,540,849	(*)	3,541,597	(*)
Deposits in banks		1,723,237	(*)	743,316	(*)
Trade accounts and notes receivable		2,864,694	(*)	4,574,789	(*)
Non-trade receivables		258,264	(*)	108,875	(*)
Accrued income		11,218	(*)	13,024	(*)
Deposits		20,707	(*)	45,620	(*)
Short-term loans		30,463	(*)	22,518	(*)
Long-term loans		63,807	(*)	19,939	(*)
Long-term non-trade receivables		—	—	2,376	(*)
Lease receivables		14,028	(*)	18,209	(*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	98,892	98,892	48,805	48,805
Convertible securities		1,573	1,573	2,758	2,758
Derivatives		655,438	655,438	65,612	65,612
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	—	905	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	—	—	48	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	10,925	10,925
Convertible bonds		29,553	29,553	1,015,760	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	104,656	104,656	13,400	13,400
Financial liabilities carried at amortized cost
Borrowings	~~W~~	13,746,584	13,672,949	10,052,245	10,064,068
Bonds		1,515,114	1,441,065	1,595,801	1,596,044
Trade accounts and notes payable		5,028,864	(*)	4,814,055	(*)
Other accounts payable		3,378,733	(*)	3,401,346	(*)
Long-term other accounts payable		534,492	(*)	496,083	(*)
Security deposits received		10,736	(*)	11,199	(*)
Lease liabilities		93,311	(*)	84,326	(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	98,892	98,892
Convertible securities		—	—	1,573	1,573
Derivatives		—	655,438	—	655,438
Financial liabilities at fair value through profit or loss
Convertible bonds	~~W~~	29,553	—	—	29,553
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	104,656	—	104,656

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

25.	Financial Risk Management, Continued

	December 31, 2021
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	48,805	48,805
Convertible securities		—	—	2,758	2,758
Derivatives		—	65,612	—	65,612
Financial assets effective for cash flow hedging		—	—	—	—
Derivatives		—	905	—	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	—	—	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,925	—	10,925
Convertible bonds		1,015,760	—	—	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives		—	13,400	—	13,400

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	13,672,949	Discounted cash flow	Discount rate
Bonds		—	—	1,441,065	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	10,064,068	Discounted cash flow	Discount rate
Bonds		—	—	1,596,044	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022	December 31, 2021
Borrowings, bonds and others	3.92~6.46%	2.21~4.38%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

26.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the nine-month period ended September 30, 2022 are as follows:

				Non-cash transactions
(In millions of won)	January 1, 2022		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	September 30, 2022
Short-term borrowings	~~W~~	613,733	1,654,311	—	253,071	—	—	2,521,115
Current portion of long-term borrowings and bonds(*)		3,393,506	(3,913,540)	3,005,066	356,116	11,433	(217,815)	2,634,766
Long-term borrowings		7,660,591	3,283,880	(2,696,864)	755,947	—	—	9,003,554
Bonds		995,976	443,230	(308,202)	—	812	—	1,131,816
Lease liabilities		84,326	(61,214)	—	18,416	—	51,783	93,311
Dividend payable		3,679	(255,415)	—	—	—	290,301	38,565

	~~W~~	12,751,811	1,151,252	—	1,383,550	12,245	124,269	15,423,127

(*)	Others include ~~W~~220,355 million of gain on valuation of financial liabilities at fair value through profit or loss and ~~W~~2,540 million of loss on early repayment of borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others

(a)	Related parties

Related parties as of September 30, 2022 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

	For the three-month period ended September 30, 2022
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	—	—	17,324	1,245
Paju Electric Glass Co., Ltd.		—	—	47,187	—	—	798
WooRee E&L Co., Ltd.		—	—	4,369	—	—	—
YAS Co., Ltd.		—	—	2,400	7,385	—	2,408
Material Science Co., Ltd.		—	—	—	—	—	—

	~~W~~	—	—	53,956	7,385	17,324	4,451

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	61,280	—	4,992	171,616	—	33,734
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	31,204	—	—	—	—	101
LG Electronics Vietnam Haiphong Co., Ltd.		139,145	—	—	—	—	112

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2022
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	85,713	—	—	—	—	783
LG Electronics RUS, LLC		58	—	—	—	—	16
LG Electronics do Brasil Ltda.		23,440	—	—	—	—	24
LG Innotek Co., Ltd.		1,967	—	1,599	—	—	18,689
LG Electronics Mlawa Sp. z o.o.		280,755	—	—	—	—	267
LG Electronics Reynosa, S.A. DE C.V.		331,264	—	—	—	—	296
LG Electronics Egypt S.A.E.		28,220	—	—	—	—	179
LG Electronics Japan, Inc.		—	—	—	6	—	2,395
P.T. LG Electronics Indonesia		154,290	—	—	—	—	227
LG Electronics Taiwan Taipei Co., Ltd.		30	—	—	—	—	183
LG Technology Ventures LLC		—	—	—	—	—	1,334
Hi-M.SOLUTEK		—	—	36	—	—	2,938
LG Electronics U.S.A., Inc.		—	—	—	—	—	581
Others		310	—	110	607	—	197

	~~W~~	1,076,396	—	1,745	613	—	28,322

	~~W~~	1,137,676	—	60,693	179,614	17,324	66,507

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2022
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	58	—	49,007	2,114
Paju Electric Glass Co., Ltd.		—	4,361	208,133	—	—	2,306
WooRee E&L Co., Ltd.		—	—	10,903	—	—	2
YAS Co., Ltd.		—	100	12,182	13,461	—	6,299
Material Science Co., Ltd.		—	—	17	—	—	—

	~~W~~	—	4,461	231,293	13,461	49,007	10,721

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	168,657	—	14,799	456,482	—	93,296
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	61,598	—	—	—	—	393
LG Electronics Vietnam Haiphong Co., Ltd.		325,101	—	—	—	—	674
LG Electronics Nanjing New Technology Co., Ltd.		272,497	—	—	—	—	1,103
LG Electronics RUS, LLC		21,783	—	—	—	—	400
LG Electronics do Brasil Ltda.		73,097	—	—	—	—	176
LG Innotek Co., Ltd.		4,852	—	5,210	—	—	61,979

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2022
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Mlawa Sp. z o.o.	~~W~~	738,516	—	—	—	—	674
LG Electronics Reynosa, S.A. DE C.V.		863,392	—	—	—	—	692
LG Electronics Egypt S.A.E		64,943	—	—	—	—	336
LG Electronics Japan, Inc.		—	—	—	13	—	5,650
P.T. LG Electronics Indonesia		416,606	—	—	—	—	979
LG Electronics Taiwan Taipei Co., Ltd.		3,431	—	—	—	—	438
LG Technology Ventures LLC		—	—	—	—	—	3,643
Hi-M.SOLUTEK		—	—	45	—	—	7,153
LG Electronics U.S.A., Inc.		—	—	—	—	—	1,426
Others		316	—	588	607	—	615

	~~W~~	2,846,132	—	5,843	620	—	86,331

	~~W~~	3,014,789	4,461	251,935	470,563	49,007	190,348

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2021
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.		—	—	137	—	18,220	257
Paju Electric Glass Co., Ltd.		—	—	99,663	—	—	623
WooRee E&L Co., Ltd.		—	—	3,348	—	—	18
YAS Co., Ltd.		—	—	3,057	1,934	—	2,047
Material Science Co., Ltd.		—	—	54	—	—	—

	~~W~~	—	—	106,259	1,934	18,220	2,945

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	54,790	—	5,691	78,539	—	30,255
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	46,866	—	—	—	—	58
LG Electronics Vietnam Haiphong Co., Ltd.		109,793	—	—	7	—	153

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2021
	Sales and others			Purchase and others
(In millions of won)			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	84,585	—	—	—	—	230
LG Electronics RUS, LLC		16,021	—	—	—	—	635
LG Electronics do Brasil Ltda.		39,803	—	—	—	—	82
LG Innotek Co., Ltd.		789	—	7,919	—	—	20,999
Hi-M.SOLUTEK		—	—	20	—	—	1,021
LG Electronics Mexicali, S.A. DE C.V.		73,128	—	—	—	—	12
LG Electronics Mlawa Sp. z o.o.		288,192	—	—	—	—	113
LG Electronics Reynosa S.A. DE C.V.		273,768	—	—	—	—	259
LG Electronics Egypt S.A.E.		22,185	—	—	—	—	31
LG Electronics Japan, Inc.		—	—	—	10	—	1,310
P.T. LG Electronics Indonesia		131,860	—	—	—	—	48
LG Electronics Taiwan Taipei Co., Ltd.		867	—	—	—	—	191
LG Electronics Nanjing Vehicle Components Co., Ltd.		236	—	—	—	—	—
LG Technology Ventures LLC		—	—	—	—	—	1,113
Others		2	—	123	8	—	222

	~~W~~	1,088,095	—	8,062	25	—	26,477

	~~W~~	1,142,885	—	120,012	80,498	18,220	59,677

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2021
	Sales and others			Purchase and others
(In millions of won)			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	200	242	—	54,394	733
Paju Electric Glass Co., Ltd.		—	3,668	275,351	—	—	1,969
WooRee E&L Co., Ltd.		—	—	10,589	—	—	73
YAS Co., Ltd.		—	200	6,912	12,064	—	5,298
Cynora GmbH		—	—	10	—	—	—
Material Science Co., Ltd.		—	—	96	—	—	—

	~~W~~	—	4,068	293,200	12,064	54,394	8,073

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	203,438	—	12,860	313,792	—	86,654
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	77,451	—	—	—	—	222
LG Electronics Vietnam Haiphong Co., Ltd.		326,031	—	—	592	—	991
LG Electronics Nanjing New Technology Co., Ltd.		315,482	—	—	—	—	1,047
LG Electronics RUS, LLC		65,813	—	—	—	—	1,120
LG Electronics do Brasil Ltda.		141,568	—	—	—	—	219
LG Innotek Co., Ltd.		2,352	—	18,693	451	—	63,730

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2021
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Hi-M.SOLUTEK	~~W~~	—	—	44	—	—	3,410
LG Electronics Mexicali, S.A. DE C.V.		228,967	—	—	—	—	64
LG Electronics Mlawa Sp. z o.o.		847,309	—	—	—	—	391
LG Electronics Reynosa, S.A. DE C.V.		890,467	—	—	—	—	639
LG Electronics Egypt S.A.E		67,219	—	—	—	—	126
LG Electronics Japan, Inc.		—	—	—	10	—	3,961
P.T. LG Electronics Indonesia		406,003	—	—	—	—	124
LG Electronics Taiwan Taipei Co., Ltd.		2,613	—	—	—	—	507
LG Electronics Nanjing Vehicle Components Co., Ltd.		1,846	—	—	—	—	—
LG Technology Ventures LLC		—	—	—	—	—	3,267
Others		2	—	231	594	—	690

	~~W~~	3,373,123	—	18,968	1,647	—	80,508

	~~W~~	3,576,561	4,068	325,028	327,503	54,394	175,235

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable and others as of September 30, 2022 and December 31, 2021 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2022		December 31, 2021	September 30, 2022	December 31, 2021
Associates
AVATEC Co., Ltd.	~~W~~	—	3	4,032	2,748
Paju Electric Glass Co., Ltd.		—	—	28,166	79,302
WooRee E&L Co., Ltd.		878	878	3,795	2,915
YAS Co., Ltd.		—	—	6,378	20,116
Material Science Co., Ltd.		—	—	—	99

	~~W~~	878	881	42,371	105,180

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	63,284	67,629	172,427	105,918
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt.		14,367	7,319	764	111
LG Electronics Vietnam Haiphong Co., Ltd.		83,120	52,327	77	252
LG Electronics Nanjing New Technology Co., Ltd.		35,796	102,691	97	155
LG Electronics do Brasil Ltda.		17,777	5,910	7	—
LG Innotek Co., Ltd.		164	767	25,861	40,135

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2022		December 31, 2021	September 30, 2022	December 31, 2021
LG Electronics Mlawa Sp. z o.o.	~~W~~	157,149	218,206	54	22
LG Electronics Reynosa, S.A. DE C.V.		200,642	195,093	58	10
LG Electronics Egypt S.A.E		20,195	19,489	166	—
LG Electronics Japan, Inc.		—	—	559	471
P.T. LG Electronics Indonesia		80,498	73,732	89	32
LG Electronics Taiwan Taipei Co., Ltd.		—	2,046	53	53
Others		334	13,443	5,449	3,921

	~~W~~	610,042	691,023	33,234	45,162

	~~W~~	674,204	759,533	248,032	256,260

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

(d)

There were no significant financing transactions with related parties for the nine-month period ended September 30, 2022, and details of significant financing transactions with related parties for the nine-month period ended September 30, 2021, are as follows:

(In millions of won)	2021
Associates	Loans		Collection of loans
WooRee E&L Co., Ltd.	~~W~~	878	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act for the three-month and nine-month periods ended September 30, 2022 and 2021 and as of September 30, 2022 and December 31, 2021 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

	For the three-month period ended September 30, 2022			For the nine-month period ended September 30, 2022		September 30, 2022
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (*1)	~~W~~	—	—	201,144	165,875	—	—
LG Uplus Corp.		—	621	—	1,860	—	145
LG Chem Ltd. and its subsidiaries		54	135,755	238	436,421	55	90,919
D&O Corp. and its subsidiaries (formerly, S&I Corp.)(*2)		77	279,877	230	833,796	21	273,804
LX Semicon Co., Ltd. (*1)		—	—	—	723,152	—	—
LG Corp.		—	15,577	—	43,775	14,448	—
LG Management Development Institute		—	8,531	—	26,276	—	859
LG CNS Co., Ltd. and its subsidiaries		8	68,502	23	169,450	3	57,937
LG Household & Health Care and its subsidiaries		—	129	—	281	—	80
G2R Inc. and its subsidiaries		—	9,537	—	28,221	—	8,400
Robostar Co., Ltd.		—	335	—	1,343	—	755

	~~W~~	139	518,864	201,635	2,430,450	14,527	432,899

(*1)	The separation of LX affiliates was approved by the Fair Trade Commission on June 21, 2022.
(*2)	S&I Corp. renamed its name as D&O Corp. on April 1, 2022.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

27.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2021			For the nine-month period ended September 30, 2021		December 31, 2021
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.)(*1)	~~W~~	155,017	65,789	473,317	210,061	48,955	41,355
LG Uplus Corp.		—	577	—	1,736	—	163
LG Chem Ltd. and its subsidiaries		36	159,523	103	473,638	2,974	111,761
S&I Corp. and its subsidiaries		78	80,091	235	243,266	5,862	171,870
LX Semicon Co., Ltd. (formerly, Silicon Works Co., Ltd)(*2)		2,434	356,865	2,434	947,227	117	112,572
LG Corp.		—	16,606	—	48,818	6,754	11,193
LG Management Development Institute		—	6,108	—	16,245	3,480	205
LG CNS Co., Ltd. and its subsidiaries		8	49,140	22	137,426	100	186,784
LG Household & Health Care and its subsidiaries		—	128	—	260	—	55
LG Holdings Japan Co., Ltd.		—	—	—	512	—	—
G2R Inc. and its subsidiaries		—	6,504	—	10,563	—	11,933
Robostar Co., Ltd.		—	965	—	5,958	—	2,006

	~~W~~	157,573	742,296	476,111	2,095,710	68,242	649,897

(*1)	LG International Corp. renamed its name as LX International Corp. on July 1, 2021.
(*2)	Silicon Work Co., Ltd. renamed its name as LX Semicon Co., Ltd. on July 1, 2021.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2021 and 2020

(Unaudited)

27.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensations to key management for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2022		2021	2022	2021
Short-term benefits	~~W~~	580	961	1,734	2,663
Expenses related to the defined benefit plan		89	86	329	289

	~~W~~	669	1,047	2,063	2,952

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2022 and 2021

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of September 30, 2022, the condensed separate interim statements of comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2022 and 2021, and statements of changes in equity and cash flows for the nine-month periods ended September 30, 2022 and 2021, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

We audited the separate statement of financial position as of December 31, 2021, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated March 8, 2022, expressed an unmodified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2021, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 11, 2022

This report is effective as of November 11, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of September 30, 2022 and December 31, 2021

(In millions of won)	Note	September 30, 2022		December 31, 2021
Assets
Cash and cash equivalents	4, 24	~~W~~	85,530	950,847
Deposits in banks	4, 24		42,804	76,913
Trade accounts and notes receivable, net	5, 14, 24, 26		3,708,413	5,051,836
Other accounts receivable, net	5, 24		233,861	79,939
Other current financial assets	6, 24		332,349	37,764
Inventories	7		2,841,218	2,130,997
Prepaid income tax			831	57,722
Other current assets	5		296,002	180,638

Total current assets			7,541,008	8,566,656

Deposits in banks	4, 24		11	11
Investments	8		4,834,908	4,942,729
Other non-current accounts receivable, net	5, 24		11,986	5,122
Other non-current financial assets	6, 24		439,885	87,469
Property, plant and equipment, net	9		13,965,198	12,010,858
Intangible assets, net	10		1,670,344	1,459,812
Deferred tax assets	22		2,853,514	2,238,410
Employee Benefits assets	12		143,259	68,276
Other non-current assets			22,868	98,779

Total non-current assets			23,941,973	20,911,466

Total assets		~~W~~	31,482,981	29,478,122

Liabilities
Trade accounts and notes payable	24, 26	~~W~~	8,848,901	6,528,451
Current financial liabilities	11, 24, 25		4,032,891	2,557,696
Other accounts payable	24		2,934,361	2,800,823
Accrued expenses			597,804	1,012,009
Provisions	13		170,333	171,865
Advances received			36,384	30,060
Other current liabilities			60,889	48,065

Total current liabilities			16,681,563	13,148,969
Non-current financial liabilities	11, 24, 25		5,350,785	5,038,155
Non-current provisions	13		87,183	92,942
Other non-current liabilities	24		573,454	555,238

Total non-current liabilities			6,011,422	5,686,335

Total liabilities			22,692,985	18,835,304

Equity
Share capital	15		1,789,079	1,789,079
Share premium	15		2,251,113	2,251,113
Retained earnings			4,827,082	6,611,853
Reserves	15		(77,278)	(9,227)

Total equity			8,789,996	10,642,818

Total liabilities and equity		~~W~~	31,482,981	29,478,122

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and nine-month periods ended September 30, 2022 and 2021

(In millions of won, except earnings per share)	Note	For the three-month periods ended September 30			For the nine-month periods ended September 30
		2022		2021	2022	2021
Revenue	16, 26	~~W~~	6,185,523	6,977,999	17,703,943	20,221,202
Cost of sales	7, 17, 26		(6,590,402)	(6,207,794)	(17,941,397)	(17,891,257)

Gross profit (loss)			(404,879)	770,205	(237,454)	2,329,945

Selling expenses	17, 18		(144,236)	(144,944)	(413,623)	(408,879)
Administrative expenses	17, 18		(150,717)	(153,721)	(431,980)	(427,031)
Research and development expenses	17		(343,369)	(313,239)	(975,495)	(874,087)

Operating profit (loss)			(1,043,201)	158,301	(2,058,552)	619,948

Finance income	21		432,210	343,466	1,030,406	338,925
Finance costs	21		(487,778)	(245,898)	(892,993)	(517,259)
Other non-operating income	20		781,096	429,772	1,514,420	823,725
Other non-operating expenses	17, 20		(1,140,337)	(412,744)	(1,934,156)	(798,662)

Profit (loss) before income tax			(1,458,010)	272,897	(2,340,875)	466,677
Income tax expense (benefit)	22		(417,562)	28,174	(645,163)	46,691

Profit (loss) for the period			(1,040,448)	244,723	(1,695,712)	419,986

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(4,960)	(2,171)	143,521	(8,084)
Items that will be reclassified to profit or loss
Loss on valuation of derivative	24		(25,252)	(10,331)	(68,051)	(10,331)

Other comprehensive income (loss) for the period, net of income tax			(30,212)	(12,502)	75,470	(18,415)

Total comprehensive income (loss) for the period		~~W~~	(1,070,660)	232,221	(1,620,242)	401,571

Earnings (loss) per share (in won)
Basic earnings (loss) per share	23	~~W~~	(2,908)	684	(4,739)	1,174
Diluted earnings (loss) per share	23	~~W~~	(2,908)	231	(4,739)	961

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the nine-month periods ended September 30, 2022 and 2021

(In millions of won)	Share capital		Share premium	Retained earnings	Other capital	Total equity
Balances at January 1, 2021	~~W~~	1,789,079	2,251,113	6,223,043	—	10,263,235

Total comprehensive income(loss) for the period
Profit for the period		—	—	419,986	—	419,986

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(8,084)	—	(8,084)
Loss on valuation of derivative					(10,331)	(10,331)

Total other comprehensive loss		—	—	(8,084)	(10,331)	(18,415)

Total comprehensive income (loss) for the period	~~W~~	—	—	411,902	(10,331)	401,571

Balances at September 30, 2021	~~W~~	1,789,079	2,251,113	6,634,945	(10,331)	10,664,806

Balances at January 1, 2022	~~W~~	1,789,079	2,251,113	6,611,853	(9,227)	10,642,818

Total comprehensive income (loss) for the period
Loss for the period		—	—	(1,695,712)	—	(1,695,712)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	143,521	—	143,521
Loss on valuation of derivative		—	—	—	(68,051)	(68,051)

Total other comprehensive income (loss)		—	—	143,521	(68,051)	75,470

Total comprehensive income (loss) for the period	~~W~~	—	—	(1,552,191)	(68,051)	(1,620,242)

Transaction with owners, recognized directly in equity
Dividends		—	—	(232,580)	—	(232,580)

Balances at September 30, 2022	~~W~~	1,789,079	2,251,113	4,827,082	(77,278)	8,789,996

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from operating activities:
Profit (loss) for the period		~~W~~	(1,695,712)	419,986
Adjustments for:
Income tax expense (benefit)	22		(645,163)	46,691
Depreciation and amortization	17		1,797,931	1,894,735
Gain on foreign currency translation			(459,131)	(169,026)
Loss on foreign currency translation			984,083	231,586
Expenses related to defined benefit plans	12		129,523	106,901
Gain on disposal of property, plant and equipment			(14,063)	(18,328)
Loss on disposal of property, plant and equipment			35,801	39,830
Impairment loss on disposal of property, plant and equipment			3,351	9,480
Gain on disposal of intangible assets			—	(196)
Loss on disposal of intangible assets			163	—
Impairment loss on intangible assets			19,388	13,835
Reversal of impairment loss on intangible assets			(5,571)	(640)
Warranty expenses			149,737	148,902
Finance income			(979,204)	(318,419)
Finance costs			880,442	508,828
Other income			(133,345)	—
Other expenses			6	15,357

			1,763,948	2,509,536
Changes in:
Trade accounts and notes receivable			1,771,520	(1,255,784)
Other accounts receivable			(14,761)	66,320
Inventories			(710,221)	(933,558)
Other current assets			(97,898)	(51,344)
Other non-current assets			(2,879)	(37,696)
Trade accounts and notes payable			1,501,700	760,063
Other accounts payable			(453,249)	(38,521)
Accrued expenses			(425,214)	381,378
Provisions			(157,028)	(156,836)
Advances Received			6,325	(247,034)
Other current liabilities			(582)	(579)
Defined benefit liabilities, net			(10,139)	685
Other non-current liabilities			(23,200)	1,838

			1,384,374	(1,511,068)
Cash generated from operating activities			1,452,610	1,418,454
Income taxes refunded (paid)			53,988	6,238
Interests received			7,223	1,896
Interests paid			(181,038)	(175,967)

Net cash provided by operating activities		~~W~~	1,332,783	1,250,621

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2022 and 2021.

(In millions of won)	Note	2022		2021
Cash flows from investing activities:
Dividends received		~~W~~	126,553	4,068
Increase in deposits in banks			(42,804)	(76,913)
Proceeds from withdrawal of deposits in banks			76,913	76,852
Acquisition of financial asset at fair value through profit or loss			(150)	—
Acquisition of financial assets at fair value through other comprehensive income			(1,721)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			1,628	24
Acquisition of investments			(30,311)	(171,865)
Proceeds from disposal of investments			132,200	1,800
Acquisition of property, plant and equipment			(2,871,319)	(1,328,243)
Proceeds from disposal of property, plant and equipment			73,469	53,946
Acquisition of intangible assets			(553,418)	(441,937)
Proceeds from disposal of intangible assets			10,446	2,946
Receipt from settlement of derivatives			19,378	(26,446)
Proceeds from collection of short-term loans			6,156	12,067
Increase in short-term loans			(9,643)	—
Increase in long-term loans			(49,756)	(12,918)
Increase in deposits			(731)	(249)
Decrease in deposits			3,981	1,237
Proceeds from disposal other assets			1,464	—

Net cash used in investing activities			(3,107,665)	(1,905,631)

Cash flows from financing activities:	25
Proceeds from short-term borrowings			1,897,280	770,460
Repayments of short-term borrowings			(220,000)	(770,460)
Proceeds from issuance of debentures			443,230	498,027
Proceeds from long-term borrowings			1,338,723	479,770
Repayments of current portion of long-term borrowings and bonds			(2,310,478)	(1,200,651)
Payment guarantee fee received			3,403	3,763
Dividends paid			(232,580)	—
Repayments of lease liabilities			(10,013)	(9,398)

Net cash provided (used) by financing activities			909,565	(228,489)

Net decrease in cash and cash equivalents			(865,317)	(883,499)
Cash and cash equivalents at January 1			950,847	1,220,098

Cash and cash equivalents at September 30		~~W~~	85,530	336,599

See accompanying notes to the separate interim financial statements.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of September 30, 2022, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of September 30, 2022, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of September 30, 2022, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of September 30, 2022, there are 17,232,298 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2021.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the separate financial statements as of and for the year ended December 31, 2021, except for the application of K-IFRS No. 1034, Interim Financial Reporting.

(a)	Changes in Accounting Policies

The Company early adopted the amendments to K-IFRS No. 1016, Property, Plant and Equipment: Proceeds before Intended Use, in the annual separate financial statements from January 1, 2021.

Before the application of the amendments to K-IFRS No. 1016, directly attributable costs of acquiring property, plant and equipment included the costs of testing whether it is functioning properly, after deducting the net proceeds from selling items produced using the property, plant and equipment. However, after the application of the amendments, the proceeds from selling any such produced items and the cost of producing those items are recognized in profit or loss. The amendments also clarify that testing whether an item of property, plant and equipment is functioning properly means assessing its technical and physical performance rather than assessing its financial performance – e.g. assessing whether the property, plant and equipment has achieved a certain level of operating margin.

The Company applied amendments retrospectively, but only to items of property, plant and equipment that were brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2020. There is no impact on the Company’s condensed separate financial statements as a result of the retrospective application of the amendments

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	85,530	950,847
Deposits in banks
Restricted deposits (*)	~~W~~	42,804	76,913
Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Company’s investment plans upon the receipt of grants from Gyeongsangbuk-do.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a)	Trade accounts and notes receivable as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Due from third parties	~~W~~	246,332	203,963
Due from related parties		3,462,081	4,847,873

	~~W~~	3,708,413	5,051,836

(b)	Other accounts receivable as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Current assets
Non-trade receivables, net(*)	~~W~~	233,208	77,147
Accrued income		653	2,792

	~~W~~	233,861	79,939

Non-current assets
Long-term non-trade receivables	~~W~~	11,986	5,122

	~~W~~	245,847	85,061

(*)

On May 16, 2022, in connection with the Group’s patent contract with Sharp, Singapore International Arbitration Centre ruled in favor of the Company. Accordingly, compensation receivable in the amount of USD 95 million (KRW 136,645 million) was recognized as non-trade receivables and reduction to cost of sales and other non-operating incomes and others.

Due from related parties included in other accounts receivable as of September 30, 2022 and December 31, 2021 are ~~W~~40,816 million and ~~W~~24,618 million, respectively.

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,691,920	242,648	(4)	(1,417)
1-15 days past due		—	3,587	—	(36)
16-30 days past due		2,542	58	—	—
31-60 days past due		—	227	—	(2)
More than 60 days past due		13,987	823	(32)	(41)

	~~W~~	3,708,449	247,343	(36)	(1,496)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

	December 31, 2021
	Book value			Allowance for impairment
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	5,051,778	85,154	(11)	(1,423)
1-15 days past due		6	822	—	(6)
16-30 days past due		—	44	—	—
31-60 days past due		61	16	—	—
More than 60 days past due		2	521	—	(67)

	~~W~~	5,051,847	86,557	(11)	(1,496)

The movements in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

	September 30, 2022			December 31, 2021
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	11	1,496	27	1,503
(Reversal of) bad debt expense		25	—	(16)	(7)

Balance at the end of the reporting period	~~W~~	36	1,496	11	1,496

(d)	Other current assets as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Advanced payments	~~W~~	30,031	44,536
Prepaid expenses		109,194	46,720
Value added tax refundable		148,725	81,942
Right to recover returned goods		8,052	7,440

	~~W~~	296,002	180,638

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

6.	Other Financial Assets

Other financial assets as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Current assets
Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,573	1,573
Derivatives(*1)		300,313	12,741

	~~W~~	301,886	14,314

Cash flow hedging derivatives
Derivatives(*2)	~~W~~	—	905
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	—	27
Financial assets carried at amortized cost
Short-term loans	~~W~~	30,463	22,518

	~~W~~	332,349	37,764

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	12,661	3,096
Derivatives(*1)		355,125	52,871

	~~W~~	367,786	55,967

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	—	21

Financial assets carried at amortized cost
Deposits	~~W~~	8,292	11,542
Long-term loans		63,807	19,939

	~~W~~	72,099	31,481

	~~W~~	439,885	87,469

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Company to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

7.	Inventories

Inventories as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Finished goods	~~W~~	435,384	450,520
Work-in-process		1,593,137	943,586
Raw materials		708,127	641,047
Supplies		104,570	95,844

	~~W~~	2,841,218	2,130,997

For the nine-month periods ended September 30, 2022 and 2021, the amount of inventories recognized as cost of sales and inventory write-downs and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2022		2021
Inventories recognized as cost of sales	~~W~~	17,941,397	17,891,257
Including: inventory write-downs		210,801	145,139
Including: usage of inventory write-downs		(169,870)	(178,155)

There were no significant reversals of inventory write-downs recognized during the nine-month periods ended September 30, 2022 and 2021.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			September 30, 2022			December 31, 2021
Subsidiaries	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell display products	100%		9,093	100%		9,093
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Provide janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell display products	100%		218	100%		218
Global OLED Technology, LLC	Sterling, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Manufacture display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A	Invest in venture business and acquire technologies	100%		82,440	100%		52,129
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	69%		1,794,547	69%		1,794,547
Money Market Trust	Seoul, South Korea	Money market trust	—		—	100%		127,400

				~~W~~	4,756,715		~~W~~	4,853,804

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

8.	Investments, Continued

(*)

For the nine-month period ended September 30, 2022, the Company contributed ~~W~~30,311 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

(b)	Associates as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)			September 30, 2022			December 31, 2021
Associates	Location	Business	Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture glass for display	40%	~~W~~	45,089	40%	~~W~~	45,089
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	13%		11,424	13%		11,424
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	15%		10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for display	14%		8,000	15%		8,000
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	11%		—	11%		—
Material Science Co., Ltd.	Seoul, South Korea	Develop, manufacture and sell materials for display	10%		3,680	10%		3,680
Nanosys Inc.(*)	Milpitas, U.S.A.	Develop, manufacture and sell materials for display	—		—	4%		10,732

				~~W~~	78,193		~~W~~	88,925

(*)

For the nine-month period ended September 30, 2022, Nanosys Inc. was reclassified into the financial asset at fair value through profit or loss as the Company losses its right to appoint members of the board of directors due to the changes in contractual arrangement.

Dividends income recognized from subsidiaries and associates for the nine-month periods ended September 30, 2022 and 2021 amounted to ~~W~~122,303 million and ~~W~~4,068 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

9.	Property, Plant and Equipment

For the nine-month periods ended September 30, 2022 and 2021, the Company purchased property, plant and equipment of ~~W~~3,487,252million and ~~W~~1,476,912 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~97,680 million and 3.03%, and ~~W~~11,098 million and 2.76%, for the nine-month periods ended September 30, 2022 and 2021, respectively. Also, for the nine-month periods ended September 30, 2022 and 2021, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~93,662 million and ~~W~~75,268 million, respectively, and recognized ~~W~~14,063 million and ~~W~~35,801 million, respectively, as gain and loss on disposal of property, plant and equipment for the nine-month period ended September 30, 2022 (gain and loss on disposal of property, plant and equipment for the nine-month period ended September 30, 2021: ~~W~~18,328 million and ~~W~~39,830 million, respectively).

10.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of September 30, 2022 and December 31, 2021, are ~~W~~598,032 million and ~~W~~389,215 million, respectively. For the nine-month periods ended September 30, 2022 and 2021, the Company recognized an impairment loss amounting to ~~W~~11,273 million and ~~W~~13,835 million, respectively, in connection with development projects.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

11.	Financial Liabilities

(a)	Financial liabilities as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Current
Short-term borrowings	~~W~~	1,817,840	—
Current portion of long-term borrowings and bonds		2,098,703	2,529,388
Current portion of payment guarantee liabilities		5,992	3,462
Derivatives(*1)		—	8,594
Cash flow hedging derivatives(*2)		104,656	13,400
Lease liabilities		5,700	2,852

	~~W~~	4,032,891	2,557,696

Non-current
Won denominated borrowings	~~W~~	1,671,375	2,173,500
Foreign currency denominated borrowings		2,532,422	1,861,235
Bonds		1,131,816	995,976
Payment guarantee liabilities		11,986	2,746
Derivatives(*1)		—	2,331
Lease liabilities		3,186	2,367

	~~W~~	5,350,785	5,038,155

(*1)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(*2)	Represents forward exchange contracts entered into by the Company to hedge exchange rate risks with respect to forecast sales in foreign currency. The contracts are designated as hedging instruments.

(b)	Short-term borrowings as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won and USD) Lender	Annual interest rate as of September 30, 2022(%)	September 30, 2022		December 31, 2021
The Export-Import Bank of Korea and others	2.13 ~ 4.75	~~W~~	1,817,840	—

Foreign currency equivalent	—	USD	800	—

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
Lender	Annual interest rate as of September 30, 2022 (%)	September 30, 2022		December 31, 2021
Korea Development Bank and others	1.90 ~ 4.54	~~W~~	3,012,875	2,785,000
Less current portion of long-term borrowings			(1,341,500)	(611,500)

		~~W~~	1,671,375	2,173,500

(d)	Foreign currency denominated long-term borrowings as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of September 30, 2022 (%)	September 30, 2022		December 31, 2021
KEB Hana Bank and others	1.82 ~ 5.40	~~W~~	2,876,774		2,163,538
Foreign currency equivalent		USD	2,005	USD	1,825
Less current portion of long-term borrowings			(344,352)		(302,303)

		~~W~~	2,532,422		1,861,235

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won and USD)	Maturity	Annual interest rate as of September 30, 2022(%)	September 30, 2022		December 31, 2021
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	October 2022~ February 2027	2.29 ~ 3.66	~~W~~	1,265,000		1,320,000
Privately issued bonds	May 2025~ May 2033	3.25 ~ 4.25		110,000		160,000

Less discount on bonds				(3,251)		(2,534)
Less current portion				(239,933)		(599,825)

			~~W~~	1,131,816		877,641

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2023	4.28	~~W~~	143,480		118,550
Foreign currency equivalent			USD	100	USD	100
Less discount on bonds				(115)		(215)
Less current portion				(143,365)		—

			~~W~~	—		118,335

Financial liabilities at fair value through profit or loss
Foreign currency denominated convertible bonds (*3)	August 2024	1.50	~~W~~	29,553		1,015,760
Foreign currency equivalent			USD	21	USD	857
Less current portion				(29,553)		(1,015,760)

			—		—

			~~W~~	1,131,816		995,976

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.

(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

(*3)

For the nine-month period ended September 30, 2022, USD 667 million was redeemed upon the bondholders’ exercise of their put option, and the remaining outstanding balance was fully redeemed subsequent to September 30, 2022 upon the Company’s exercise of it early redemption right.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued by the Company and outstanding as of September 30, 2022 are as follows:

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds

Issuance amount	USD 687,800,000

Annual interest rate (%)	1.50

Issuance date	August 22, 2019

Maturity date	August 22, 2024

Interest payment	Payable semi-annually in arrear until maturity date

Principal redemption	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2. Early redemption:

The Company has a right to redeem before maturity (call option) or the bondholders have a right to require the Company to redeem before maturity (put option). At exercise of each option, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~19,165 per common share (subject to adjustment based on diluted effects of certain events)

Conversion period	From August 23, 2020 to August 12, 2024

Redemption at the option of the issuer (Call option)

-  On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

-  The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

-  In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the third anniversary from the issuance date

The Company designated the convertible bonds as financial liabilities at fair value through profit or loss and recognized the change in fair value in profit or loss. The Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of September 30, 2022 is as follows:

(In won and number of shares)	September 30, 2022
Aggregate outstanding amount of the convertible bonds	~~W~~	24,599,120,000
Conversion price	~~W~~	19,165
Number of common shares to be issued at conversion		1,283,543

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Present value of partially funded defined benefit obligations	~~W~~	1,543,947	1,678,148
Fair value of plan assets		(1,687,206)	(1,746,424)

	~~W~~	(143,259)	(68,276)

(b)	Expenses related to defined benefit plans recognized in profit or loss for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2022		2021	2022	2021
Current service cost	~~W~~	42,937	37,108	131,903	111,322
Net interest cost		(1,318)	(1,474)	(2,380)	(4,421)

	~~W~~	41,619	35,634	129,523	106,901

(c)	Plan assets as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Guaranteed deposits in banks	~~W~~	1,687,206	1,746,424

As of September 30, 2022, the Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(d)

Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2022		2021	2022	2021
Remeasurements of net defined benefit liabilities	~~W~~	(6,718)	(2,914)	194,367	(10,855)
Tax effect		1,758	743	(50,846)	2,771

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(4,960)	(2,171)	143,521	(8,084)

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

13.	Provisions

Changes in provisions for the nine-month period ended September 30, 2022 are as follows:

(In millions of won)	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2022	~~W~~	—	255,560	9,247	264,807
Additions (reversal)		1,758	147,979	(737)	149,000
Usage		—	(156,291)	—	(156,291)

Balance at September 30, 2022	~~W~~	1,758	247,248	8,510	257,516

Current	~~W~~	1,758	160,065	8,510	170,333
Non-current	~~W~~	—	87,183	—	87,183

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Company’s warranty obligation.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Certain individual claimants filed “follow-on” damages claims against the Company and other TFT-LCD manufacturers alleging violations of EU competition law. While the Company continues its vigorous defense of the various pending proceedings described above, as of September 30, 2022, the Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Company is involved in various lawsuits and disputes in addition to pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,070 million (~~W~~1,535,236 million) in connection with the Company’s export sales transactions with its subsidiaries. As of September 30, 2022, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has credit facility agreements with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~613,702 million in connection with its domestic and export sales transactions and, as of September 30, 2022, ~~W~~43,047 million accounts and notes receivable sold were outstanding in connection with the agreement. In connection with the contracts above, the Company has sold its accounts receivable without recourse.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

14.	Contingent Liabilities and Commitments, Continued

(b)	Commitments, Continued

Letters of credit

As of September 30, 2022, the Company entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won and USD)	Contractual amount		KRW equivalent
KEB Hana Bank	USD	350	~~W~~	502,180
Sumitomo Mitsui Banking Corporation	USD	100		143,480
Industrial Bank of Korea	USD	200		286,960
Industrial and Commercial Bank of China	USD	200		286,960
Shinhan Bank	USD	270		387,396
KB Kookmin Bank	USD	100		143,480
MUFG Bank	USD	150		215,220
The Export–Import Bank of Korea	USD	100		143,480
Citibank Korea	USD	100		143,480

	USD	1,570	~~W~~	2,252,636

Payment guarantees

The Company provides payment guarantees to LG Display Vietnam Haiphong Co., Ltd. in connection with the principal amount of term loan credit facilities amounting to USD 1,267 million (~~W~~1,818,210 million).

In addition, the Company obtained payment guarantees amounting to USD 2 million (~~W~~2,870 million) from Shinhan Bank for value added tax payments in Poland.

License agreements

As of September 30, 2022, the Company has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation in relation to its OLED business. Also, the Company has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of September 30, 2022.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

15.	Share Capital, Share Premium and Reserves

(a)	Share capital and Share premium

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of September 30, 2022 and December 31, 2021, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2021 to September 30, 2022.

The Company’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2021 to September 30, 2022.

(b)	Reserves

Reserves as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022	December 31, 2021
Loss on valuation of derivatives(*)	~~W~~(77,278)	(9,227)

(*)	Gain or loss on valuation of derivatives is the effective portion of the gains or losses from derivatives to which cash flow hedging accounting has been applied.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

16.	Revenue

Details of revenue for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2022		2021	2022	2021
Sales of goods	~~W~~	6,261,577	6,962,279	17,835,753	20,152,255
Royalties		2,319	8,904	7,380	46,246
Others		4,998	6,816	13,466	22,701
Hedging loss		(83,371)	—	(152,656)	—

	~~W~~	6,185,523	6,977,999	17,703,943	20,221,202

17.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2022		2021	2022	2021
Changes in inventories	~~W~~	209,266	(538,208)	(710,221)	(933,558)
Purchases of raw materials, merchandise and others		2,134,370	2,391,343	5,916,474	6,981,395
Depreciation and amortization		574,713	662,736	1,797,931	1,894,735
Outsourcing		2,754,166	2,754,222	8,278,454	7,410,439
Labor		654,753	784,104	1,934,459	2,036,030
Supplies and others		220,402	217,122	652,116	592,851
Utility		209,334	192,760	585,647	528,199
Fees and commissions		139,990	138,062	399,216	333,871
Shipping		15,776	19,276	43,277	56,833
Advertising		28,545	32,006	84,528	105,613
Warranty		45,167	40,997	147,979	148,902
Travel		17,214	14,924	43,540	40,127
Taxes and dues		17,611	15,725	55,683	47,173
Others		232,687	124,047	596,745	423,899

	~~W~~	7,253,994	6,849,116	19,825,828	19,666,509

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

18.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2022		2021	2022	2021
Salaries	~~W~~	60,654	71,873	176,521	192,199
Expenses related to defined benefit plans		6,333	5,337	19,477	16,267
Other employee benefits		14,635	13,887	40,716	37,546
Shipping		7,761	13,414	21,005	39,988
Fees and commissions		67,254	61,150	178,352	129,802
Depreciation		29,634	37,044	89,248	105,739
Taxes and dues		873	753	3,000	2,418
Advertising		28,545	32,006	84,528	105,613
Warranty		45,167	40,997	147,979	148,902
Insurance		2,367	2,324	6,482	6,951
Travel		3,902	1,183	9,889	2,817
Training		4,423	3,587	9,918	8,733
Others		23,405	15,110	58,488	38,935

	~~W~~	294,953	298,665	845,603	835,910

19.	Personnel Expenses

Details of personnel expenses for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2022		2021	2022	2021
Salaries and wages	~~W~~	557,553	675,847	1,651,685	1,751,399
Other employee benefits		88,916	91,347	242,292	235,499
Contributions to National Pension plan		20,082	17,423	56,325	50,473
Expenses related to defined benefit plans and defined contribution plans		41,992	35,868	130,484	107,547

	~~W~~	708,543	820,485	2,080,786	2,144,918

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

20.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2022		2021	2022	2021
Foreign currency gain	~~W~~	761,453	413,557	1,455,455	795,672
Gain on disposal of property, plant and equipment		4,043	11,032	14,063	18,328
Gain on disposal of intangible assets		—	196	—	196
Reversal of impairment loss on intangible assets		—	—	5,571	640
Rental income		518	450	1,536	1,306
Others		15,082	4,537	37,795	7,583

	~~W~~	781,096	429,772	1,514,420	823,725

(b)	Details of other non-operating expenses for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2022		2021	2022	2021
Foreign currency loss	~~W~~	1,115,067	383,326	1,870,823	733,407
Loss on disposal of property, plant and equipment		11,524	21,840	35,801	39,830
Impairment loss on property, plant and equipment		—	994	3,351	9,480
Loss on disposal of intangible assets		7	—	163	—
Impairment loss on intangible assets		12,686	5,306	19,388	13,835
Donations		97	42	1,119	227
Others		956	1,236	3,511	1,883

	~~W~~	1,140,337	412,744	1,934,156	798,662

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

21.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2022		2021	2022	2021
Finance income
Interest income	~~W~~	4,813	983	7,431	1,884
Dividend income		—	—	122,303	4,068
Foreign currency gain		32,825	11,043	55,602	24,820
Gain on transaction of derivatives		6,098	—	19,754	—
Gain on valuation of derivatives		383,839	121,639	600,752	242,352
Gain on valuation of financial assets at fair value through profit or loss		—	—	310	1,254
Gain on valuation of financial liabilities at fair value through profit or loss		2,967	208,557	220,355	60,838
Others		1,668	1,244	3,899	3,709

	~~W~~	432,210	343,466	1,030,406	338,925

Finance costs
Interest expense	~~W~~	50,642	67,292	126,774	185,097
Foreign currency loss		432,540	173,881	759,733	305,133
Loss on early repayment of borrowings and bonds		2,540	—	2,540	250
Loss on disposal of investments		113	—	113	—
Loss on sale of trade accounts and notes receivable		196	53	287	88
Loss on valuation of financial assets at fair value through profit or loss		97	—	1,514	63
Loss on transaction of derivatives		38	4,657	376	26,446
Others		1,612	15	1,656	182

	~~W~~	487,778	245,898	892,993	517,259

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

22.	Income Tax Expense (Benefit)

(a)	Details of income tax expense (benefit) for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

(In millions of won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2022		2021	2022	2021
Current tax expense (benefit)	~~W~~	49	549	(3,322)	(5,357)
Deferred tax expense (benefit)		(417,611)	27,625	(641,841)	52,048

Income tax expense (benefit)	~~W~~	(417,562)	28,174	(645,163)	46,691

(b)	Deferred Tax Assets and Liabilities

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that the deferred tax assets at each reporting date will be realized with the Company’s estimated future taxable income. The Company’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of September 30, 2022 and December 31, 2021 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	September 30, 2022		December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Other accounts receivable, net	~~W~~	—	—	(2,048)	(16)	(2,048)	(16)
Inventories, net		41,310	34,248	—	—	41,310	34,248
Defined benefit liabilities, net		—	—	—	(26,642)	—	(26,642)
Accrued expenses		122,599	241,238	—	—	122,599	241,238
Property, plant and equipment		389,016	462,577	—	—	389,016	462,577
Intangible assets		25,095	15,886	—	—	25,095	15,886
Provisions		64,800	68,893	—	—	64,800	68,893
Other temporary differences		13,669	68,349	(17,847)	(2,095)	(4,178)	66,254
Tax loss carryforwards		1,656,549	886,467	—	—	1,656,549	886,467
Tax credit carryforwards		560,371	489,505	—	—	560,371	489,505

Deferred tax assets (liabilities)	~~W~~	2,873,409	2,267,163	(19,895)	(28,753)	2,853,514	2,238,410

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

23.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

(In won and number of shares)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2022		2021	2022	2021
Profit (loss) for the period	~~W~~	(1,040,448,272,632)	244,722,623,797	(1,695,712,491,611)	419,985,745,801
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Basic earnings (loss) per share	~~W~~	(2,908)	684	(4,739)	1,174

For the three-month and nine-month periods ended September 30, 2022 and 2021, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic earnings (loss) per share.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

23.	Earnings (Loss) Per Share, Continued

(b)

Diluted earnings (loss) per share is not different from basic earnings (loss) per share as there is no dilution effects of potential common stocks for the three-month and nine-month periods ended September 30,2022. As of September 30, 2022, 1,283,543 shares of potential common stock to be issued from conversion were not considered from the calculation of weighted-average number of common stocks due to antidilution.

Diluted earnings per share for the three-month and nine-month periods ended September 30, 2021 are as follows:

(In won and number of shares)	For the three-month periods ended September 30, 2021		For the nine-month periods ended September 30, 2021
Profit attributable to owners of the Controlling Company	~~W~~	244,722,623,797	419,985,745,801
Adjustments:
Interest expenses of convertible bond, net of income tax		2,907,409,095	8,533,633,457
Gain on valuation of convertible bond, net of income tax		(155,312,239,309)	(45,305,824,343)
Diluted loss attributable to owners of the Controlling Company		92,317,793,583	383,213,554,915
Weighted-average number of common stocks outstanding, after adjustment		398,804,698	398,804,698

Diluted earnings per share	~~W~~	231	961

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted earnings per share is determined as follows:

(No. of shares)	For the three-month periods ended September 30, 2021		For the nine-month periods ended September 30, 2021
Weighted-average number of common stocks outstanding	~~W~~	357,815,700	357,815,700
Adjustment: Number of common stocks to be issued from conversion		40,988,998	40,988,998

Weighted-average number of common stocks outstanding, after adjustment	~~W~~	398,804,698	398,804,698

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

The Company adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Company manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of September 30, 2022 and December 31, 2021 is as follows:

(In millions)	September 30, 2022
	USD	JPY	PLN	EUR
Cash and cash equivalents	40	857	1	—
Trade accounts and notes receivable	2,527	1,959	—	—
Non-trade receivables	143	429	—	3
Other assets denominated in foreign currencies	27	—	—	—
Trade accounts and notes payable	(4,633)	(4,190)	—	—
Other accounts payable	(655)	(16,645)	—	(4)
Financial liabilities	(2,926)	—	—	—

	(5,477)	(17,590)	1	(1)

Cross currency interest rate swap contracts(*)	2,525	—	—	—

Net exposure	(2,952)	(17,590)	1	(1)

(*)

Of cross currency interest rate swap contracts, USD 900 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,625 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

(In millions)	December 31, 2021
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	800	80	4	1	—
Trade accounts and notes receivable	4,167	4,462	—	—	—
Non-trade receivables	47	70	22	—	—
Trade accounts and notes payable	(4,014)	(8,296)	—	—	—
Other accounts payable	(1,144)	(4,274)	—	—	(3)
Financial liabilities	(2,782)	—	—	—	—

	(2,926)	(7,958)	26	1	(3)

Cross currency interest rate swap contracts(*)	1,545	—	—	—	—

Net exposure	(1,381)	(7,958)	26	1	(3)

(*)

Of cross currency interest rate swap contracts, USD 100 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,445 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Average exchange rates applied for the nine-month periods ended September 30, 2022 and 2021 and the exchange rates at September 30, 2022 and December 31, 2021 are as follows:

(In won)	Average exchange rate			Exchange rate on reporting date
	2022		2021	September 30, 2022	December 31, 2021
USD	~~W~~	1,267.30	1,130.99	1,434.80	1,185.50
JPY		9.92	10.43	9.93	10.30
CNY		191.75	174.82	199.66	186.26
PLN		288.55	297.68	290.22	292.11
EUR		1,347.18	1,353.22	1,408.83	1,342.34

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of September 30, 2022 and December 31, 2021, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	September 30, 2022			December 31, 2021
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(156,376)	(156,376)	(60,445)	(60,445)
JPY (5 percent weakening)		(6,450)	(6,450)	(3,027)	(3,027)
CNY (5 percent weakening)		—	—	179	179
PLN (5 percent weakening)		11	11	11	11
EUR (5 percent weakening)		(52)	(52)	(149)	(149)

A stronger won against the above currencies as of September 30, 2022 and December 31, 2021 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

iii)	Derivatives for cash flow hedge

In relation to forecast export transactions, the Company uses derivative instruments to hedge fluctuations in future cash flows due to foreign currency exchange rate changes. As of September 30, 2022, there is no ineffective portion of the loss on valuation of derivatives to which cash flow hedging accounting has been applied and loss on valuation amounting to ~~W~~104,656 million, (contracted selling amount: USD 600 million, contracted exchange rate: ~~W~~1,212.3 ~ 1,293.4) are recognized in accumulated other comprehensive income (loss). The expected settlement dates of derivative instrument contracts are within three months from September 30, 2022. The amount which have been reclassified from reserve to profit (revenue) for the nine-month period ended September 30, 2022 is ~~W~~152,656 million as a result of realization of forecast export transactions.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into cross currency interest rate swap contracts amounting to USD 1,625 million (~~W~~2,331,550 million) and interest rate swap contracts amounting to ~~W~~480,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of September 30, 2022 and December 31, 2021 is as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Fixed rate instruments
Financial assets	~~W~~	128,334	1,027,808
Financial liabilities		(5,838,976)	(5,145,326)

	~~W~~	(5,710,642)	(4,117,518)

Variable rate instruments
Financial liabilities	~~W~~	(3,413,180)	(2,414,773)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of September 30, 2022 and December 31, 2021, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12-month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
September 30, 2022
Variable rate instruments (*)	~~W~~	(4,443)	4,443	(4,443)	4,443
December 31, 2021
Variable rate instruments (*)	~~W~~	(3,928)	3,928	(3,928)	3,928

(*)	Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

(iii)	Managing interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative risk-free rates (referred to as ‘IBOR reform’). The publication of LIBOR, except overnight, 1-month, 3-month, 6-month, and 12-month USD LIBORs, was terminated as of December 31, 2021 and the five LIBORs, as mentioned above, will be discontinued by June 30, 2023.

The Company does not have financial instruments affected by already discontinued LIBORs. The Company plans to change benchmark interest rate applied to some of its financial instruments from LIBORs to Secured Overnight Financing Rates (SOFRs), an alternative indicator interest rate. For these LIBOR-related financial instruments, the LIBORs are continued to be published. Meanwhile, in the case of the CD rate, an alternative reference rate was selected as the Korea Overnight Financing Repo Rate (KOFR) as part of the reform of the interest rate benchmark. However, unlike LIBOR, the termination of the publication of the CD rate is not scheduled, and the Company does not have plan to change to KOFR.

The Company is exposed to the legal risk of changing the contract of financial instruments due to the reform of the interest rate indicator, as well as the process and operational risks to deal with such changes. In addition, the Company is also exposed to the risk of monitoring the market trend on the alternative index interest rate and establishing a risk management strategy accordingly to manage the risk of the new alternative index interest rate. The Company manages and monitors the transition to alternative interest rate benchmark by evaluating the extent to which a contract references IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

The Company monitors the transition to an alternative interest rate benchmark by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate and the amounts of such contracts that include an appropriate fallback clause. The Company considers that a contract is not yet transitioned to an alternative benchmark rate when interest rate under the contract is indexed to a benchmark rate that is still subject to IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR. As of September 30, 2022, the total amounts of contracts not yet transitioned and those with appropriate fallback language are as follows, and the financial instruments that will be settled before June 30, 2023 are excluded:

(In millions of won)	Total amount of not transitioned contracts		Amount with appropriate fallback clause
Non-derivative financial liabilities
Borrowings	~~W~~	1,944,154	1,944,154
Derivative assets
Cross currency interest rate swap contracts	~~W~~	356,219	356,219

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of September 30, 2022 and December 31, 2021 is as follows:

(In millions of won)	September 30, 2022		December 31, 2021
Financial assets carried at amortized cost
Cash equivalents	~~W~~	85,530	950,847
Deposits in banks		42,815	76,924
Trade accounts and notes receivable, net		3,708,413	5,051,836
Non-trade receivables		233,208	77,147
Accrued income		653	2,792
Deposits		8,292	11,542
Short-term loans		30,463	22,518
Long-term loans		63,807	19,939
Long-term non-trade receivables		11,986	5,122

	~~W~~	4,185,167	6,218,667

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,573	1,573
Derivatives		655,438	65,612

	~~W~~	657,011	67,185

Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	—	48

	~~W~~	4,842,178	6,286,805

In addition to the financial assets above, as of September 30, 2022, the Company provides payment guarantees in connection with the principal amount of credit facilities amounting to USD 1,267 million (~~W~~1,818,210 million) (see note 14).

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Company maintains a line of credit with various banks.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of September 30, 2022.

			Contractual cash flows in
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	7,707,489	8,176,406	2,846,436	887,817	1,634,353	2,807,800	—
Bonds		1,544,667	1,678,416	293,109	161,970	402,921	733,330	87,086
Trade accounts and notes payable		8,848,901	8,848,901	8,848,901	—	—	—	—
Other accounts payable		2,500,419	2,502,629	2,442,353	60,276	—	—	—
Other accounts payable (enterprise procurement cards)(*1)		433,942	433,942	433,942	—	—	—	—
Long-term other accounts payable		499,970	586,900	—	—	120,553	255,431	210,916
Payment guarantee(*2)		17,978	1,966,771	209,039	315,011	339,661	806,927	296,133
Security deposits received		10,719	10,719	1,820	1,090	7,809	—	—
Lease liabilities		8,886	9,280	4,353	1,560	2,040	905	422

Derivative financial liabilities
Derivatives for cash flow hedge		104,656	104,656	104,656	—	—	—	—

	~~W~~	21,677,627	24,318,620	15,184,609	1,427,724	2,507,337	4,604,393	594,557

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

24. Financial Risk Management, Continued

(*1)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Company presented the payable to credit card companies as other accounts payable and presented related cash flows as operating activities since the Company is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the nine-month period ended September 30, 2022 is as follows:

(In millions of won)	January 1, 2022		Change (Cash flows from operation activities)	September 30, 2022
Other accounts payable (enterprise procurement cards)	~~W~~	1,074,089	(640,147)	433,942

(*2)	Contractual cash flows of payment guarantee is identical to timing of principal and interest payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	September 30, 2022		December 31, 2021
Total liabilities	~~W~~	22,692,985	18,835,304
Total equity		8,789,996	10,642,818
Cash and deposits in banks (*1)		128,334	1,027,760
Borrowings (including bonds)		9,252,156	7,560,099
Total liabilities to equity ratio		258%	177%
Net borrowings to equity ratio (*2)		104%	61%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

(e)	Determination of fair value

(i) Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i) Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii) Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii) Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v) Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate interim statements of financial position as of September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022			December 31, 2021
(In millions of won)	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	85,530	(*)	950,847	(*)
Deposits in banks		42,815	(*)	76,924	(*)
Trade accounts and notes receivable		3,708,413	(*)	5,051,836	(*)
Non-trade receivables		233,208	(*)	77,147	(*)
Accrued income		653	(*)	2,792	(*)
Deposits		8,292	(*)	11,542	(*)
Short-term loans		30,463	(*)	22,518	(*)
Long-term loans		63,807	(*)	19,939	(*)
Long-term non-trade receivables		11,986	(*)	5,122	(*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	12,661	12,661	3,096	3,096
Convertible bonds		1,573	1,573	1,573	1,573
Derivatives		655,438	655,438	65,612	65,612
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	—	905	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	—	—	48	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	10,925	10,925
Convertible bonds		29,553	29,553	1,015,760	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	104,656	104,656	13,400	13,400
Financial liabilities carried at amortized cost
Borrowings	~~W~~	7,707,489	7,633,854	4,948,538	4,960,360
Bonds		1,515,114	1,441,065	1,595,801	1,596,044
Trade accounts and notes payable		8,848,901	(*)	6,528,451	(*)
Other accounts payable		2,934,361	(*)	2,800,823	(*)
Long-term other accounts payable		499,970	(*)	460,995	(*)
Payment guarantee liabilities		17,978	(*)	6,208	(*)
Security deposits received		10,719	(*)	11,180	(*)
Lease liabilities		8,886	(*)	5,219	(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i) Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	12,661	12,661
Convertible bonds		—	—	1,573	1,573
Derivatives		—	655,438	—	655,438
Financial liabilities at fair value through profit or loss
Convertible bonds	~~W~~	29,553	—	—	29,553
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	104,656	—	104,656

	December 31, 2021
(In millions of won)	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	3,096	3,096
Convertible bonds		—	—	1,573	1,573
Derivatives		—	65,612	—	65,612
Financial assets effective for cash flow hedging
Derivatives	~~W~~	—	905	—	905
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	48	—	—	48
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,925	—	10,925
Convertible bonds		1,015,760	—	—	1,015,760
Financial liabilities effective for cash flow hedging
Derivatives	~~W~~	—	13,400	—	13,400

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

24.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of September 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	September 30, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	7,633,854	Discounted cash flow	Discount rate
Bonds		—	—	1,441,065	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2021				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	4,960,360	Discounted cash flow	Discount rate
Bonds		—	—	1,596,044	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022	December 31, 2021
Borrowings, bonds and others	3.92 ~ 6.46%	2.21 ~ 4.38%

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

25.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the nine-month period ended September 30, 2022 are as follows:

				Non-cash transactions
(In millions of won)	January 1, 2022		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	September 30, 2022
Short-term borrowings	~~W~~	—	1,677,280	—	140,560	—	—	1,817,840
Current portion of long-term borrowings and bonds(*)		2,529,388	(2,310,478)	1,885,210	200,965	11,433	(217,815)	2,098,703
Payment guarantee liabilities		6,208	3,403	—	—	—	8,367	17,978
Long-term borrowings		4,034,735	1,338,723	(1,577,008)	407,347	—	—	4,203,797
Bonds		995,976	443,230	(308,202)	—	812	—	1,131,816
Lease liabilities		5,219	(10,013)	—	13	—	13,667	8,886
Accrued Dividends		—	(232,580)	—	—	—	232,580	—

	~~W~~	7,571,526	909,565	—	748,885	12,245	36,799	9,279,020

(*)	Others include ~~W~~220,355 million of gain on valuation of financial liabilities at fair value through profit or loss and ~~W~~2,540 million of loss on early repayment of borrowings and bonds.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others

(a)	Related parties

Related parties as of September 30, 2022 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in note 8.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

	For the three-month period ended September 30, 2022
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	3,730,189	—	—	—	—	17
LG Display Japan Co., Ltd.		432,034	—	—	—	—	—
LG Display Germany GmbH		486,800	—	—	—	—	31,273
LG Display Taiwan Co., Ltd.		426,551	—	—	—	—	333
LG Display Nanjing Co., Ltd.		19,743	—	1,269	—	578,759	10,862
LG Display Shanghai Co., Ltd.		66,522	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		4,007	—	20,116	—	380,731	7,034
LG Display Shenzhen Co., Ltd.		166,153	—	—	—	—	—
LG Display Yantai Co., Ltd.		3	—	6,890	—	164,298	628
LG Display (China) Co., Ltd.		406	—	426,178	—	—	734
LG Display Singapore Pte. Ltd.		303,837	—	—	—	—	69
L&T Display Technology (Fujian) Limited		45,309	—	—	—	—	89
Nanumnuri Co., Ltd.		56	—	—	—	—	5,702
LG Display Guangzhou Trading Co., Ltd.		101,532	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		2,867	—	19,864	—	744,268	19,283
Suzhou Lehui Display Co., Ltd.		44,767	—	20,715	—	—	—
LG Display High-Tech (China) Co., Ltd.		659	—	2,196	—	639,159	819

	~~W~~	5,831,435	—	497,228	—	2,507,215	76,843

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2022
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	108	—	—	—
AVATEC Co., Ltd.		—	—	—	—	17,324	1,245
Paju Electric Glass Co., Ltd.		—	—	47,187	—	—	798
YAS Co., Ltd.		—	—	2,400	5,930	—	2,408

	~~W~~	—	—	49,695	5,930	17,324	4,451

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	60,300	—	3,164	116,801	—	29,923
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	31,204	—	—	—	—	101
LG Electronics Vietnam Haiphong Co., Ltd.		139,145	—	—	—	—	112
LG Electronics Reynosa S.A. DE C.V.		7,935	—	—	—	—	296
LG Electronics U.S.A., Inc.		—	—	—	—	—	581
LG Electronics RUS, LLC		—	—	—	—	—	16

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2022
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	28,220	—	—	—	—	179
LG Innotek Co., Ltd.		1,816	—	2	—	—	18,689
P.T. LG Electronics Indonesia		6,529	—	—	—	—	227
Others		6,420	—	36	—	—	6,538

	~~W~~	221,269	—	38	—	—	26,739

	~~W~~	6,113,004	—	550,125	122,731	2,524,539	137,956

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2022
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	8,717,354	—	—	—	—	28
LG Display Japan Co., Ltd.		1,439,952	—	—	—	—	—
LG Display Germany GmbH		1,339,032	—	—	—	—	65,232
LG Display Taiwan Co., Ltd.		1,635,727	—	—	—	—	1,148
LG Display Nanjing Co., Ltd.		46,124	—	2,774	—	1,329,714	20,361
LG Display Shanghai Co., Ltd.		340,454	—	—	—	—	3
LG Display Guangzhou Co., Ltd.		9,864	—	48,281	—	1,773,825	16,297
LG Display Shenzhen Co., Ltd.		610,036	—	—	—	—	—
LG Display Yantai Co., Ltd.		13	—	16,102	—	362,205	2,716
LG Display (China) Co., Ltd.		834	115,842	1,227,842	—	—	1,436
LG Display Singapore Pte. Ltd.		1,563,004	—	—	—	—	398
L&T Display Technology (Fujian) Limited		187,638	—	—	—	—	361
Nanumnuri Co., Ltd.		169	2,000	—	—	—	19,746
LG Display Guangzhou Trading Co., Ltd.		416,659	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		8,986	—	35,743	—	2,002,234	29,316
Suzhou Lehui Display Co., Ltd.		250,922	—	52,445	—	—	12
LG Display High-Tech (China) Co., Ltd.		1,686	—	5,291	—	2,171,774	2,971

	~~W~~	16,568,454	117,842	1,388,478	—	7,639,752	160,025

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2022
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	458	—	—	2
AVATEC Co., Ltd.		—	—	58	—	49,007	2,114
Paju Electric Glass Co., Ltd.		—	4,361	208,133	—	—	2,306
YAS Co., Ltd.		—	100	12,182	7,219	—	6,299
Material Science Co., Ltd.		—	—	17	—	—	—

	~~W~~	—	4,461	220,848	7,219	49,007	10,721

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	164,904	—	8,237	241,199	—	83,002
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	61,598	—	—	—	—	393
LG Electronics Vietnam Haiphong Co., Ltd.		325,101	—	—	—	—	674
LG Electronics Reynosa S.A. DE C.V.		31,475	—	—	—	—	692
LG Electronics U.S.A., Inc.		—	—	—	—	—	1,426
LG Electronics RUS, LLC		—	—	—	—	—	260

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2022
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	64,943	—	—	—	—	210
LG Innotek Co., Ltd.		4,560	—	40	—	—	61,979
P.T. LG Electronics Indonesia		34,407	—	—	—	—	979
Others		32,962	—	45	—	—	15,299

	~~W~~	555,046	—	85	—	—	81,912

	~~W~~	17,288,404	122,303	1,617,648	248,418	7,688,759	335,660

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2021
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	3,202,039	—	—	—	—	15
LG Display Japan Co., Ltd.		551,448	—	—	—	—	—
LG Display Germany GmbH		539,728	—	—	—	—	4,086
LG Display Taiwan Co., Ltd.		612,901	—	—	—	—	238
LG Display Nanjing Co., Ltd.		12,634	—	1,431	—	436,168	5,066
LG Display Shanghai Co., Ltd.		209,753	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		1,986	—	1,682	—	626,407	4,716
LG Display Shenzhen Co., Ltd.		166,548	—	—	—	—	—
LG Display Yantai Co., Ltd.		—	—	4,753	—	112,622	186
LG Display (China) Co., Ltd.		80	—	337,379	3,108	—	358
LG Display Singapore Pte. Ltd.		569,579	—	—	—	—	122
L&T Display Technology (Fujian) Limited		116,193	—	—	—	—	118
Nanumnuri Co., Ltd.		52	—	—	—	—	5,713
LG Display Guangzhou Trading Co., Ltd.		294,702	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		5,617	—	10,188	—	765,246	3,783
Suzhou Lehui Display Co., Ltd.		90,658	—	17,214	—	—	3
LG Display High-Tech (China) Co., Ltd.		6,403	—	638	—	643,865	1,755

	~~W~~	6,380,321	—	373,285	3,108	2,584,308	26,159

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2021
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	155	—	—	18
AVATEC Co., Ltd.		—	—	137	—	18,220	257
Paju Electric Glass Co., Ltd.		—	—	99,663	—	—	623
YAS Co., Ltd.		—	—	3,057	655	—	2,047
Material Science Co., Ltd.		—	—	54	—	—	—

	~~W~~	—	—	103,066	655	18,220	2,945

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	53,714	—	3,750	52,524	—	28,546
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	46,866	—	—	—	—	58
LG Electronics Vietnam Haiphong Co., Ltd.		109,793	—	—	—	—	153
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	259
LG Electronics Mexicali S.A.DE C.V.		15,619	—	—	—	—	12
LG Electronics RUS, LLC		—	—	—	—	—	19

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2021
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	22,185	—	—	—	—	24
LG Innotek Co., Ltd.		691	—	46	—	—	20,999
P.T. LG Electronics Indonesia		37,215	—	—	—	—	48
Others		8,868	—	20	—	—	3,006

	~~W~~	241,237	—	66	—	—	24,578

	~~W~~	6,675,272	—	480,167	56,287	2,602,528	82,228

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2021
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	9,387,314	—	—	—	—	17
LG Display Japan Co., Ltd.		1,618,669	—	—	—	—	—
LG Display Germany GmbH		1,599,079	—	—	—	—	4,288
LG Display Taiwan Co., Ltd.		1,566,109	—	—	—	—	733
LG Display Nanjing Co., Ltd.		24,538	—	4,636	—	1,250,813	17,341
LG Display Shanghai Co., Ltd.		550,939	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		10,159	—	5,398	—	1,706,674	16,806
LG Display Shenzhen Co., Ltd.		279,779	—	—	—	—	—
LG Display Yantai Co., Ltd.		148	—	10,064	—	433,184	8,653
LG Display (China) Co., Ltd.		2,498	—	1,499,415	3,108	—	1,532
LG Display Singapore Pte. Ltd.		1,412,811	—	—	—	—	338
L&T Display Technology (Fujian) Limited		295,526	—	—	—	—	277
Nanumnuri Co., Ltd.		156	—	—	—	—	16,159
LG Display Guangzhou Trading Co., Ltd.		1,281,345	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		17,434	—	37,828	—	1,848,950	10,243
Suzhou Lehui Display Co., Ltd.		239,832	—	38,810	—	—	3
LG Display High-Tech (China) Co., Ltd.		38,984	—	1,690	—	1,770,303	4,385

	~~W~~	18,325,320	—	1,597,841	3,108	7,009,924	80,775

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2021
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	317	—	—	73
AVATEC Co., Ltd.		—	200	242	—	54,394	733
Paju Electric Glass Co., Ltd.		—	3,668	275,351	—	—	1,969
YAS Co., Ltd.		—	200	6,912	7,442	—	5,298
Cynora GmbH		—	—	10	—	—	—
Material Science Co., Ltd.		—	—	96	—	—	—

	~~W~~	—	4,068	282,928	7,442	54,394	8,073

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	199,065	—	7,882	129,688	—	84,523
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	77,451	—	—	—	—	222
LG Electronics Vietnam Haiphong Co., Ltd.		326,031	—	—	—	—	991
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	639
LG Electronics Mexicali S.A.DE C.V.		28,747	—	—	—	—	64
LG Electronics RUS, LLC		—	—	—	—	—	138

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

	For the nine-month period ended September 30, 2021
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics Egypt S.A.E.	~~W~~	67,219	—	—	—	—	119
LG Innotek Co., Ltd.		1,987	—	140	451	—	63,730
P.T. LG Electronics Indonesia		251,924	—	—	—	—	124
Others		27,678	—	44	—	—	9,654

	~~W~~	781,037	—	184	451	—	75,681

	~~W~~	19,305,422	4,068	1,888,835	140,689	7,064,318	249,052

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable and others as of September 30, 2022 and December 31, 2021 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2022		December 31, 2021	September 30, 2022	December 31, 2021
Subsidiaries
LG Display America, Inc.	~~W~~	1,338,542	1,851,411	18	25
LG Display Japan Co., Ltd.		237,671	462,618	34	5
LG Display Germany GmbH		559,566	586,120	56,107	23,593
LG Display Taiwan Co., Ltd.		285,369	445,830	96	151
LG Display Nanjing Co., Ltd.		386	334	985,822	613,161
LG Display Shanghai Co., Ltd.		331,824	499,770	7	5
LG Display Guangzhou Co., Ltd.		4,598	691	1,288,776	774,672
LG Display Guangzhou Trading Co., Ltd.		301,323	418,302	—	—
LG Display Shenzhen Co., Ltd.		120,496	97,129	—	15
LG Display Yantai Co., Ltd.		—	—	334,756	76,722
LG Display (China) Co., Ltd.		3,013	3,805	454,282	215,709
LG Display Singapore Pte. Ltd.		32,115	172,755	33	1
L&T Display Technology (Fujian) Limited		29,276	72,298	154,210	224,941
Nanumnuri Co., Ltd.		—	—	2,789	5,261
LG Display Vietnam Haiphong Co., Ltd.		28,581	9,088	1,122,785	993,392
Suzhou Lehui Display Co., Ltd.		32,680	76,396	17,183	8,863
LG Display High-Tech (China) Co., Ltd.		3,628	4,914	1,194,605	715,930

	~~W~~	3,309,068	4,701,461	5,611,503	3,652,446

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2022		December 31, 2021	September 30, 2022	December 31, 2021
Associates
WooRee E&L Co., Ltd.	~~W~~	878	878	72	157
AVATEC Co., Ltd.		—	3	4,032	2,748
Paju Electric Glass Co., Ltd.		—	—	28,166	79,302
YAS Co., Ltd.		—	—	4,267	14,773
Material Science Co., Ltd.		—	—	—	99

	~~W~~	878	881	36,537	97,079

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	62,627	66,247	151,182	92,323

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	September 30, 2022		December 31, 2021	September 30, 2022	December 31, 2021
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	9	711	23,172	31,184
LG Electronics Reynosa S.A. DE C.V.		4,098	—	58	10
LG Electronics India Pvt. Ltd.		14,367	7,319	764	111
LG Electronics Vietnam Haiphong Co., Ltd.		83,120	52,327	77	243
LG Electronics Egypt S.A.E		20,195	19,489	166	—
P.T. LG Electronics Indonesia		4,560	15,555	89	32
Others		4,853	9,379	4,217	3,155

	~~W~~	131,202	104,780	28,543	34,735

	~~W~~	3,503,775	4,873,369	5,827,765	3,876,583

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(d)

There were no significant financing transactions with related parties for the nine-month period ended September 30, 2022, and details of significant financing transactions with related parties for the nine-month period ended September 30, 2021, are as follows:

	2021
(In millions of won) Associates	Loans		Collection of loans
WooRee E&L Co., Ltd.	~~W~~	878	—

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act, for the three-month and nine-month periods ended September 30, 2022 and 2021 and as of September 30, 2022 and December 31, 2021 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

	For the three-month period ended September 30, 2022			For the nine-month period ended September 30, 2022		September 30, 2022
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries(*1)	~~W~~	—	—	180,596	57,629	—	—
LG Uplus Corp.		—	618	—	1,852	—	145
LG Chem Ltd. and its subsidiaries		53	86,121	237	268,656	12	59,726
D&O Corp. and its subsidiaries (formerly, S&I Corp.)(*2)		77	178,853	230	580,162	21	193,102
LX Semicon Co., Ltd.(*1)		—	—	—	241,683	—	—
LG Corp.		—	15,577	—	43,775	14,448	—
LG Management Development Institute		—	8,532	—	26,263	—	859
LG CNS Co., Ltd. and its subsidiaries		—	49,009	—	114,402	—	43,112
G2R Inc. and its subsidiaries		—	9,536	—	28,217	—	8,400
Robostar Co., Ltd.		—	294	—	1,137	—	324
LG Household & Health Care		—	—	—	28	—	—

	~~W~~	130	348,540	181,063	1,363,804	14,481	305,668

(*1)	The separation of LX affiliates was approved by the Fair Trade Commission on June 21, 2022.
(*2)	S&I Corp. renamed its name as D&O Corp. on April 1, 2022.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

	For the three-month period ended September 30, 2021			For the nine-month period ended September 30, 2021		December 31, 2021
(In millions of won)	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries (formerly, LG International Corp.)(*1)	~~W~~	155,016	24,958	473,305	74,952	27,279	13,892
LG Uplus Corp.		—	576	—	1,731	—	163
LG Chem Ltd. and its subsidiaries		37	97,438	102	281,251	2,944	66,535
S&I Corp. and its subsidiaries		78	63,847	235	144,907	5,862	121,637
LX Semicon Co., Ltd. (formerly, Silicon Works Co., Ltd)(*2)		2,434	125,252	2,434	336,424	117	86,346
LG Corp.		—	16,606	—	48,818	6,754	11,193
LG Management Development Institute		—	6,108	—	16,245	3,480	205
LG CNS Co., Ltd. and its subsidiaries		—	28,752	—	91,503	98	143,367
LG Household & Health Care and its subsidiaries		—	—	—	26	—	50
G2R Inc. and its subsidiaries		—	6,504	—	10,563	—	11,931
Robostar Co., Ltd.		—	235	—	666	—	1,675

	~~W~~	157,565	370,276	476,076	1,007,086	46,534	456,994

(*1)	LG International Corp. renamed its name as LX International Corp. on July 1, 2021.
(*2)	Silicon Work Co., Ltd. renamed its name as LX Semicon Co., Ltd. on July 1, 2021.

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

26.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensations to key management for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(In millions of won)	2022		2021	2022	2021
Short-term benefits	~~W~~	580	961	1,734	2,663
Expenses related to the defined benefit plan		89	86	329	289

	~~W~~	669	1,047	2,063	2,952

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: November 14, 2022	By:	/s/ Suk Heo
(Signature)

	Name:	Suk Heo
	Title:	Director / Head of IR Division